SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2018

Commission File Number: 001-37821

LINE Corporation

(Translation of registrant’s name into English)

JR Shinjuku Miraina Tower, 23rd Floor

4-1-6 Shinjuku

Shinjuku-ku, Tokyo, 160-0022, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(7):

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LINE Corporation
(Registrant)

November 8, 2018	By: /s/ In Joon Hwang
(Signature)

Name: In Joon Hwang
Title: Director and Chief Financial Officer

LINE Corporation Announces Consolidated Financial Results for the

Nine Months Ended September 30, 2018

TOKYO—LINE Corporation (NYSE:LN) (TOKYO: 3938) announces its consolidated financial results for the nine months ended September 30, 2018.

This is an English translation of the original Japanese-language document. Should there be any inconsistency between the translation and the original Japanese text, the latter shall prevail. All references to the “Company,” “we,” “us,” or “our” shall mean LINE Corporation and, unless the context otherwise requires, its consolidated subsidiaries.

Cautionary statement with respect to forward-looking statements, and other information

This document contains forward-looking statements with respect to the current plans, estimates, strategies and beliefs of the Company. Forward-looking statements include, but are not limited to, those statements using words such as “anticipate,” “believe,” “continues,” “expect,” “estimate,” “intend,” “project,” “aim,” “plan,” “likely to,” “target,” “contemplate,” “predict,” “potential” and similar expressions and future or conditional verbs such as “will,” “would,” “should,” “could,” “might,” “can,” “may,” or similar expressions generally intended to identify forward-looking statements. These forward-looking statements are based on information currently available to the Company, speak only as of the date hereof and are based on the Company’s current plans and expectations and are subject to a number of known and unknown uncertainties and risks, many of which are beyond the Company’s control. As a consequence, current plans, anticipated actions and future financial position and results of operations may differ significantly from those expressed in any forward-looking statements in the document. You are cautioned not to unduly rely on such forward-looking statements when evaluating the information presented and the Company does not intend to update any of these forward-looking statements. Risks and uncertainties that might affect the Company include, but are not limited to:

i.	its ability to attract and retain users and increase the level of engagement of its users;

ii.	its ability to improve user monetization;

iii.	its ability to successfully enter new markets and manage its business expansion;

iv.	its ability to compete in the global social network services market;

v.	its ability to develop or acquire new products and services, improve its existing products and services and increase the value of its products and services in a timely and cost-effective manner;

vi.	its ability to maintain good relationships with platform partners and attract new platform partners;

vii.	its ability to attract advertisers to the LINE platform and increase the amount that advertisers spend with LINE;

viii.	its expectations regarding its user growth rate and the usage of its mobile applications;

ix.	its ability to increase revenues and its revenue growth rate;

x.	its ability to timely and effectively scale and adapt its existing technology and network infrastructure;

xi.	its ability to successfully acquire and integrate companies and assets;

xii.	its future business development, results of operations and financial condition;

xiii.	the regulatory environment in which it operates;

xiv.	fluctuations in currency exchange rates and changes in the proportion of its revenues and expenses denominated in foreign currencies; and

xv.	changes in business or macroeconomic conditions.

LINE Corporation

Index

Cover

A. Corporate information

I. Corporate overview

1. Selected consolidated financial data

2. Business description

II. Business

1. Risk factors

2. Material contracts

3. Analysis of financial position, operating results and cash flow position

III. Company information

1. Share information

(1) Total number of shares

(2) Stock acquisition rights

(3) Exercises of bonds with stock acquisition rights with exercise price amendment clause

(4) Rights plans

(5) Total number of shares issued, share capital, etc.

(6) Principal shareholders

(7) Voting rights

(8) Certain exemptions

2. Directors and executive officers

IV. Accounting

1. Interim condensed consolidated financial statements - Unaudited

(1) Interim Condensed Consolidated Statement of Financial Position - Unaudited

(2) Interim Condensed Consolidated Statement of Profit or Loss - Unaudited

(3) Interim Condensed Consolidated Statement of Comprehensive Income - Unaudited

(4) Interim Condensed Consolidated Statement of Change in Equity - Unaudited

(5) Interim Condensed Consolidated Statement of Cash Flows - Unaudited

(6) Notes to Interim Condensed Consolidated Financial Statements - Unaudited

2. Others

B. Information on guarantors

A. Corporate information

I. Corporate overview

1. Selected consolidated financial data

Term		18th term Nine months ended September 30, 2017		19th term Nine months ended September 30, 2018		18th term
Accounting period		From January 1, 2017 to September 30, 2017		From January 1, 2018 to September 30, 2018		From January 1, 2017 to December 31, 2017
Revenues [Third quarter]	(Millions of yen)	121,233 [42,537	]	151,211 [51,850	]	167,147
Profit/(loss) before tax from continuing operations	(Millions of yen)	21,198		(226)		18,145
Profit/(loss) for the period	(Millions of yen)	12,184		(7,690)		8,210
Profit/(loss) for the period attributable to the shareholders of the Company [Third quarter]	(Millions of yen)	12,074 [1,801	]	(6,068 [(8,980	) )]	8,078
Total comprehensive income/(loss) for the period, net of tax	(Millions of yen)	13,334		(9,696)		11,743
Equity attributable to the shareholders of the Company	(Millions of yen)	177,277		199,866		185,075
Total assets	(Millions of yen)	283,412		480,803		303,439
Basic profit/(loss) for the period per share attributable to the shareholders of the Company [Third quarter]	(Yen)	55.09 [8.19	]	(25.50 [(37.70	) )]	36.56
Diluted profit/(loss) for the period per share attributable to the shareholders of the Company	(Yen)	50.90		(25.50)		34.01
Ratio of equity attributable to the shareholders of the Company to total assets	(%)	62.6		41.6		61.0
Net cash provided by operating activities	(Millions of yen)	4,076		2,818		10,965
Net cash used in investing activities	(Millions of yen)	(16,959)		(43,437)		(34,230)
Net cash provided by financing activities	(Millions of yen)	2,266		177,541		11,439
Cash and cash equivalents at the end of the period	(Millions of yen)	123,981		260,422		123,606

Notes:	1. Trends in these selected financial data for the Company on a stand-alone basis are not separately discussed as we prepare quarterly consolidated financial statements.

2. Revenues do not include consumption taxes.

3. The above financial data were prepared based on the unaudited interim condensed consolidated financial statements and the consolidated financial statements prepared in accordance with International Financial Reporting Standards (IFRS).

4. As of September 30, 2018, equity attributable to the shareholders of the Company and total assets held by the shareholders of the Company increased as a result of the issuance of common stock for the following reasons:

•  Exercise of stock acquisition rights

•  Disposal of treasury shares for payments to the employees under the Employee Stock Ownership Plan (J-ESOP)

5. Total assets increased as a result of proceeds received from the issuance of convertible bonds with stock acquisition rights on September 20, 2018.

6. The Group has adopted IFRS 15 Revenue from Contracts with Customers from fiscal year 2018. As the Group has used the modified retrospective method instead of the full retrospective approach upon the adoption of IFRS 15, the consolidated financial performance for the nine-month period ended September 30, 2017 is presented under the previous standard, IAS 18 Revenue, while the consolidated financial performance for the nine-month period ended September 30, 2018 is presented under IFRS 15. Revenues for the nine-month period ended September 30, 2018 include an increase of 7,059 million yen due to the change in the accounting standards.

2. Business description

During the nine months ended September 30, 2018, the following businesses were added to the business of the Group (the Company or the principal subsidiaries and affiliates of the Company). There were no changes in principal subsidiaries and affiliates of the Company.

Effective from the fiscal year 2018, the Company has reclassified its reportable segments. For more details, please refer to Note 4. Segment Information of “1. (6) Notes to “Interim Condensed Consolidated Financial Statements - Unaudited” under “IV. Accounting.”

Cryptocurrency exchange “BITBOX”

In July 2018, the Group started operations of BITBOX in Singapore, which is a cryptocurrency exchange for approximately 30 types of cryptocurrencies on a global basis except for Japan and the United States. The exchange is operated by a wholly-owned subsidiary, LINE Tech Plus PTE. LTD. (“LINE Tech Plus”), which changes a portion of the transaction value of traded cryptocurrencies as a commission.

Cryptocurrency “LINK”

In August 2018, the Group started operating the “LINK ecosystem,” which is based on the “LINK Chain,” a blockchain network (mainnet) that was independently developed by the Group, and launched two general-purpose cryptocurrencies to be used in such ecosystem: “LINK Point” for residents of Japan and “LINK” for the rest of the world. Users can acquire “LINK Point” (for Japan) and “LINK” (for overseas), which serve as incentives to register for and use decentralized app (“dApp”) services offered in the “LINK ecosystem.” “LINK (for overseas)” acquired by users other than the residents in Japan or the Unitead States can be used within the dApp services and, beginning October 2018, can be traded on BITBOX. Users residing in Japan can acquire “LINK Point (for Japan)” for use within the dApp services or exchange them for LINE Points.

II. Business

1. Risk factors

During the nine months ended September 30, 2018, we entered into new businesses that may further expose the Group to certain operational risks described in the previous fiscal year’s securities report (the “2017 Annual Securities Report”). Such new businesses are described below.

Determinations as to matters concerning the future in this quarterly securities report (this “Quarterly Securities Report”) were made by the Group as of September 30, 2018.

Also, the item numbers below correspond to the item numbers of “A. Corporate information, II. Business, 4. Risk factors” in the 2017 Annual Securities Report.

(10)

LINE Tech Plus, a wholly-owned subsidiary of LVC Corporation, which is a wholly-owned subsidiary of the Company, operates a cryptocurrency exchange called BITBOX on a global basis except Japan and the United States. The exchange handles the Group’s own cryptocurrency “LINK” (for overseas). In these cryptocurrency-related businesses, there are risks of losses to be incurred by users, such as the leakage or loss of personal information, the outflow, loss and theft of users’ cryptocurrencies, the falsification and destruction of important data, and system failures due to factors including system disorders, illegal access, cyber-attacks, infection with computer viruses and the occurrence of other unexpected events. The deterioration of the Group’s credibility and the incurrence of compensation liabilities for damages possibly stemming from such events may adversely affect the Group’s financial position and business results. Moreover, as a service provider of cryptocurrency trading, LINE Tech Plus has taken user protection and security management measures and implemented systems for proper operational management, business administration, controls for money laundering and funding for terrorists, and book-keeping management. However, if these systems are found to be insufficient, the possible reconstruction of the in-house systems, increase in expenses, deterioration of the Group’s credibility, compensation liabilities for damages, and punitive measures including criminal punishments, among others, may adversely affect the Group’s financial position and business results.

If it turns out that LINE Tech Plus, a subsidiary under both the Company and LVC Corporation, is unable to comply, or is delayed in complying, with any laws and regulations applicable to cryptocurrency exchanges that are currently being considered for adoption in the respective countries, including Singapore; that new rules and guidelines related to cryptocurrency trading in the International Financial Reporting Standards are clarified and these are different to the currently adopted accounting guidelines; or that said subsidiary is required to change its currently applied tax accounting by a directive on tax accounting treatment related to cryptocurrency trading in Singapore or other respective countries around the world, such circumstances may adversely affect the Group’s financial position and business results.

For readers of this English translation: Except as noted above, there were no material changes from the information presented in the Risk Factors section of the Company’s Annual Report on Form 20-F (File No. 001-37821) filed with the Securities and Exchange Commission (the “SEC”) on March 30, 2018 as amended by Amendment No. 1 on Form 20-F/A filed with the SEC on April 18, 2018 (the “2017 Form 20-F”).

2. Material contracts

We have entered into the following material operational contracts during the nine months ended September 30, 2018.

Issuance of Euro-yen convertible bonds with stock acquisition rights

The Company’s board of directors approved the issuance of Euro-yen zero coupon convertible bonds with stock acquisition rights due 2023 and 2025 was on September 4, 2018, and the payments for the convertible bonds were completed as of September 20, 2018. See III.1(2) Stock acquisition rights and Note 7 (Financial Assets and Financial Liabilities) under IV.1(6) Notes to Interim Condensed Consolidated Financial Statements – Unaudited below for further information.

3. Analysis of financial position, operating results and cash flow position

The analysis of financial position, operating results and cash flow position of the Group is as follows:

(1) Operating results

Consolidated financial results of the Group are calculated based on IFRS.

Results of operations

	Nine months ended September 30, 2017	Nine months ended September 30, 2018
Revenues	121,233	151,211
Profit from operating activities	24,479	6,745
Profit/(loss) before tax for the period from continuing operations	21,198	(226)
Profit/(loss) for the period	12,184	(7,690)
Profit/(loss) for the period attributable to the shareholders of the Company	12,074	(6,068)

The revenues in the first nine months ended September 30, 2018 was 151,211 million yen, an increase of 24.7% year on year. The Group has applied IFRS 15 from January 1, 2018 and adopted the modified retrospective method, not the full retrospective method. Accordingly, the operating performance for the nine-month period ended September 30, 2017 has not been restated for the adoption and continue to be presented under the previous accounting standard, IAS 18. Thus, revenues for the current fiscal year include an increase of 7,059 million yen due to changes in accounting standards. The other major factor for the increase in revenues was an increase of advertising sales.

Profit from operating activities in the first nine months ended September 30, 2018 was 6,745 million yen, a decline of 72.4% year on year. The key factors for this decline included a 12,042 million yen increase in employee compensation expenses in conjunction with an increase in personnel and the introduction of a J-ESOP, a 6,240 million yen increase in outsourcing and other service expenses in association with the development of AI assistant technology and the Company’s internal systems, and a 10,088 million yen increase in other operating expenses due to the increase in the cost of goods sold in connection with LINE Friends and rent payments. In addition, sales commission expenses include an increase of 6,526 million yen due to the application of IFRS 15.

The decline in profit from operating activities was partially offset by the following factors:

•	The gain on loss of control over LINE Mobile Corporation of 9,494 million yen resulting from its conversion from a subsidiary to an associate accounted for under the equity method

•

Dilution gain of 1,237 million yen due to third-party allotments by the Group’s associates and joint ventures as the Group’s ownership ratios of these investments declined while carrying amounts increased as a result of revaluation of the investments

•	Re-measurement gain of 57 million yen on investments as the investments became associates of the Group after acquiring control

Loss before tax for the period from continuing operations in the first nine months ended September 30, 2018 was 226 million yen, compared to a profit of 21,198 million yen in the same period of the previous year.

The main factors were the aforementioned loss from operating activities and the increase in the share of loss of associates and joint ventures.

Loss for the period in the nine months ended September 30, 2018 was 7,690 million yen, compared to a profit of 12,184 million yen in the same period of the previous year.

The main factors for the recorded loss for the period include the aforementioned factors for the loss before tax for the period from continuing operations; the increase in deductible temporary differences arising from an increase in the share of loss of associates and joint ventures which were not expected to be realized within the foreseeable future; the inability to recognize the related tax benefits after being unable to recognize deferred tax assets despite the posting of loss before tax on a standalone basis for some subsidiaries; and the receipt by our Korean subsidiary of a claim for additionally charged taxes by the Korean tax authorities which amounted to approximately 2,215 million yen. The Group is currently reviewing appeal procedures to the tax authorities concerning the additional tax claimed.

As a result of the above, loss for the period attributable to the shareholders of the Company in the nine months ended September 30, 2018 was 6,068 million yen, compared to a profit of 12,074 million yen in the same period of the previous year.

Profit and loss by segment

From the fiscal year 2018, the Group monitors its profit and loss by segment. The profit and loss of each segment in the fiscal year 2017 were prepared mainly based on the same method as in fiscal year 2018 where practicable and restated accordingly.

In addition, as discussed above, the Group has applied IFRS 15 from January 1, 2018 and adopted the modified retrospective method, not the full retrospective method. Accordingly, the 2017 financial statements and segment information in the notes to the interim condensed consolidated financial statements have not been restated for the adoption and continue to be presented under the previous accounting standard, IAS 18.

In addition, although the operating performance of fiscal year 2017 was prepared under the previous accounting standard, the year-on-year percentage changes by segment are calculated based on performance for the nine-month period ended in September 30, 2017, adjusted for the gross presentation of advertising revenue based on IFRS 15 for comparison with the same period in the previous year. Thus, for purposes of calculating the year-on-year percentage changes, revenue and operating expenses for the nine-month period ended September 30, 2017 of the Core business segment were adjusted by an increase of 5,302 million yen each, and by an increase of 34 million yen each for the Strategic business segment.

The Group’s operating profits and losses by segment do not include adjustments to other operating income or share-based compensation expenses.

Core business

Revenues from the Core business segment for the nine months ended September 30, 2018 was 131,920 million yen, an increase of 14.9% year on year, and profit from operating activities in this segment was 21,280 million yen, a decrease of 18.1% year on year.

Increases in revenue in the Core business segment were driven by an increase in advertising sales due to strong sales of display ads and accounts ads, which more than offset a decrease in revenue from communication and content. Operating income of this segment decreased, however, compared to the nine months ended September 30, 2017, mainly due to a decrease in revenue from communication and content as well as an increase in marketing expenses for the Group entities, such as LINE Part-Time Job and LINE Manga.

Strategic business

Revenues from the Strategic business segment for the nine months ended September 30, 2018 was 19,291 million yen, an increase of 64.8% year on year, and operating loss in this segment was 22,894 million yen whereas it was 10,799 million yen in the same period in the previous year.

The main factor for the increase in revenues in the Strategic business segment was the increase in revenues from LINE Friends and E-commerce. Increases in loss from operating activities in the Strategic business segment was mainly due to an increase in expenses related to the development of AI Clova as well as development and marketing expenses related to our fintech business.

For more details of profit and loss by segment, see Note 4 of the Notes to Interim Condensed Consolidated Financial Statements – Unaudited. As the Group applied IFRS 15 with the modified retrospective method, Note 4. Segment information to the Interim Condensed Consolidated Financial Statements – Unaudited is not adjusted for the impact of IFRS 15 adoption.

(2) Cash flow position

The balance of cash and cash equivalents (hereinafter, “cash”) as of September 30, 2018 increased by 136,816 million yen from the end of the previous fiscal year to 260,422 million yen.

The respective cash flow positions are as follows.

Cash flows from operating activities

Net cash provided by operating activities was 2,818 million yen in the first nine months of 2018, compared to net cash provided by operating activities of 4,076 million yen in the first nine months of 2017.

Cash provided by operating activities in the first nine months of 2018 primarily consisted of an increase of 2,509 million yen in trade and other payables, an increase of 2,934 million yen in accrued expenses as well as adjustments for non-cash items including depreciation and amortization expenses of 7,852 million yen, share-based compensation expenses of 2,105 million yen, and share of loss of associates and joint ventures of 7,311 million yen, which were partly offset by gain on loss of control of subsidiaries of 9,494 million yen as a non-cash transaction. The main factors contributing to cash decrease for the first nine months of 2018 were an increase of 2,719 million yen in inventories, payment of issuance costs for corporate bonds of 1,829 million yen, income taxes paid of 6,581 million yen.

Cash flows from investing activities

Net cash used in investing activities was 43,437 million yen in the first nine months of 2018, compared to net cash used in investing activities of 16,959 million yen in the first nine months of 2017. Factors affecting the cash outflows in the first nine months of 2018 are primarily related to purchase of time deposits of 3,444 million yen, purchase of equity investments of 5,008 million yen, investments in debt instruments of 10,746 million yen, acquisition of property and equipment and intangible assets of 14,476 million yen and investments in associates and joint ventures of 12,415 million yen. Factors affecting the cash inflows in the first nine months of 2018 are primarily related to proceeds from time deposits of 3,843 million yen.

Cash flows from financing activities

Net cash provided by financing activities was 177,541 million yen in the first nine months of 2018, compared to net cash provided by financing activities of 2,266 million yen in the first nine months of 2017. Factors affecting the cash inflows in the first nine months of 2018 are primarily related to proceeds from issuance of corporate bonds of 149,978 million yen and proceeds from the payment received from non-controlling interests of 25,945 million yen.

(3) Operational and financial issues to be addressed

During the nine months ended September 30, 2018, there were no material changes in operational and financial issues to be addressed by the Group.

(4) Research and development activities

There were no significant matters.

III. Company information

1. Share information

(1) Total number of shares

a.	Total number of shares authorized

Class	Total number of shares authorized (Shares)
Common stock	690,000,000
Total	690,000,000

b.	Number of shares issued

Class	Number of shares issued as of end of period (Shares; as of September 30, 2018)	Number of shares issued as of filing date (Shares; as of November 8, 2018)	Name of securities exchange where the shares are traded or the name of authorized financial instruments firms association where the shares are registered	Details
Common stock	240,301,642	240,401,642	Tokyo Stock Exchange (First Section) and New York Stock Exchange	100 shares constitute one “unit” of common stock. Common stock is not restricted by any significant limitations in terms of shareholders’ rights.
Total	240,301,642	240,401,642	—	—

Note:	“Number of shares issued as of filing date” does not include the number of shares issued upon the exercise of the stock options during the period from November 1, 2018 until the filing date of this Quarterly Securities Report.

(2) Stock acquisition rights

Details of zero coupon convertible bonds with stock acquisition rights issued during the third quarter period are as follows:

a.	Zero coupon convertible bonds due 2023 with stock acquisition rights (the “2023 Bonds”)

Date of resolution	September 4, 2018
Number of stock acquisition rights (Units)	7,316
Number of treasury stock acquisition rights in stock acquisition rights (Units)	—
Class of shares to be issued upon exercise of stock acquisition rights	Common stock
Number of shares to be issued upon exercise of stock acquisition rights (Shares)	9,797,776 (Note 1)
Exercise price of each stock acquisition right (Yen)	7,467 (Note 2)
Exercise period for stock acquisition rights	From October 4, 2018 to September 6, 2023 (Note 3)
Per share issue price and amount incorporated into capital per share upon exercise of stock acquisition rights (Yen)	Issue price: 7,467 Amount incorporated into capital: 3,733.5
Conditions for exercise of stock acquisition rights	No new stock acquisition rights may be exercised in part.
Matters relating to transfer of stock acquisition rights	The stock acquisition rights are attached to the 2023 Bonds and cannot be separated from the bonds or transferred.
Matters relating to substitute payment	In exercising each stock acquisition right, the bond relating to the stock acquisition right shall be provided for payment. The amount of the bond shall be the same as its principal amount.
Matters relating to granting of stock acquisition rights in association with organizational restructuring	(Note 4)

Notes:	1.	The number of shares of the Company’s common stock to be allotted by the Company upon exercise of the stock acquisition rights will be the aggregate principal amount of the 2023 Bonds divided by the conversion price set forth in Note 2 below. However, fractional numbers of shares as a result of exercising the stock acquisition rights will be rounded down and will not be adjusted for cash. Shares less than one unit as a result of exercising the stock acquisition rights will be allotted to holders of the relevant bonds in the same manner as that for shares constituting a whole unit. The Company will not pay cash in respect of such shares constituting less than one unit.

	2.	(1)	The initial conversion price is set at 7,467 yen.

		(2)	When the Company issues new shares of its common stock or disposes of treasury shares at a price lower than the market value, the calculation formula below will be used for adjustment. In the formula below, “the Number of Shares Already Issued” is the total number of all issued shares of the Company’s common stock (excluding those held by the Company).

Conversion Price After Adjustment	=	Conversion Price Before Adjustment	×	Number of Shares Already Issued	+	Number of Shares to be Newly Issued or Disposed of	×	Amount to be Paid- in Per Share
Market Value Per Share

Number of Shares Already Issued + Number of Shares to be Newly Issued or Disposed of

The conversion price will be adjusted if necessary when shares of the Company’s common stock are split or consolidated, a certain amount of surplus or extraordinary dividends are distributed, new stock acquisition rights entitling holders to acquire new shares of the Company’s common stock at a price lower than the market value are issued (including those attached to bonds with stock acquisition rights), and in certain other events.

3.

From October 4, 2018 to September 6, 2023 (local time at the place where the stock acquisition rights are to be exercised). However, 1) in the case of an early redemption set forth in the terms and conditions of the 2023 Bonds, until three Tokyo business days prior to the early redemption date; 2) in the case of a bond repurchase set forth in the terms and conditions of the 2023 Bonds, until the repurchase of the bonds; and 3) if a bond becomes due and payable due to an event of default set forth in the terms and conditions of the 2023 Bonds, until the time such bond becomes due and repayable. In any of the cases above, the stock acquisition rights cannot be exercised later than September 6, 2023 (local time at the place where the stock acquisition rights are to be exercised).

Irrespective of the above, the stock acquisition rights may not be exercised for such period as may be designated by the Company, which period may not exceed 30 days, and which period shall end on a date not later than 14 days after the effective date of a corporate event (“Corporate Event”), such as an organizational restructuring, if the Company reasonably determines that such suspension is necessary in order to consummate such Corporate Event. Irrespective of the above, the stock acquisition rights cannot be exercised if the calendar day in Japan when the exercise of the stock acquisition rights takes effect (or the next business day in Tokyo if such calendar day does not fall on a Tokyo business day) belongs to a period from and including two Tokyo business days (or three Tokyo business days if the record date for shareholders below is not a Tokyo business day) prior to a record date set by the Company or some other date set to determine shareholders under Article 151, Paragraph 1 of the Act on Book-Entry Transfer of Corporate Bonds and Shares (hereinafter called the “record date for shareholders” together with the standard date set by the Company) to and including the record date for shareholders (or the next Tokyo business day when the date is not a Tokyo business day). However, in the event that the Japanese laws, regulations or practices in association with the allotment of shares relating to the exercise of stock acquisition rights through the transfer system under the Act on Book-Entry Transfer of Corporate Bonds and Shares are amended, the Company may revise the limitation of the periods for exercising the stock acquisition rights in this paragraph to reflect such amendments.

4.	(a)	In the case of a Corporate Event, the Company shall make its best efforts to have the entity to which the Company’s obligations under the 2023 Bonds are transferred (the “New Obligor”) to be substituted as the principal obligor under the 2023 Bonds and grant new stock acquisition rights (the “New Stock Acquisition Rights”) in place of the stock acquisition rights in such a manner as set forth in the terms and conditions of the 2023 Bonds. However, the succession and grant shall be made under the assumptions that (i) the succession and grant are legally possible under the then applicable law or regulation; (ii) a practical structure for such substitution and grant has been or can be established; and (iii) such substitution and grant can be consummated without the Company or the New Obligor incurring costs or expenses (including taxes) which are in the Company’s opinion unreasonable in the context of the entire transaction. In that case, the Company shall use its best efforts so that the New Obligor will be a Japanese listed company at the effective date of the Corporate Event. The Company’s obligation to make efforts set forth in this paragraph (a) shall not apply when the Company submits a certificate to the trustee that it does not expect, regardless of reasons, the New Obligor to be a Japanese listed company at the effective date of the Corporate Event.

	(b)	Details of the New Stock Acquisition Rights, which shall be allotted according to the provisions in (a) above, shall be as follows:

1) Number of New Stock Acquisition Rights:

The same number as that of the stock acquisition rights incorporated in the 2023 Bonds outstanding immediately prior to the effective date of the Corporate Event

2) Class of shares to be issued upon exercise of New Stock Acquisition Rights:

Common stock of the New Obligor

3) Number of shares to be issued upon exercise of New Stock Acquisition Rights:

     The number of the common stock of the New Obligor to be issued upon exercise of the New Stock Acquisition Rights shall be determined by reference to the terms and conditions of the 2023 Bonds, taking into account the terms of the transaction contemplated under the relevant Corporate Event, subject to (i) or (ii) below. The conversion price will be subject to an adjustment similar to that in Note 2(2) above.

(i) In the case of a merger or if the Company becomes a wholly-owned subsidiary of another company through a share exchange or share transfer, the conversion price shall be determined such that holders of the New Stock Acquisition Rights would upon their exercise immediately after the effective date of the relevant Corporate Event receive the number of shares of common stock of the New Obligor receivable upon the relevant Corporate Event which a holder of a stock acquisition right would have received had such stock acquisition right been exercised immediately prior to the effective date of such Corporate Event. If securities other than shares of common stock of the New Obligor or other property are allotted upon the effective date of the Corporate Event, holders of the New Stock Acquisition Rights will additionally obtain the same number of shares of common stock of the New Obligor as that of the market value of the other securities or property divided by the market value of shares of common stock of the New Obligor.

(ii)  In the case of any other Corporate Event, the conversion price shall be determined such that holders of the New Stock Acquisition Rights will upon their exercise immediately after the effective date of the relevant Corporate Event be able to receive an equivalent economic interest as had they exercised their stock acquisition rights immediately prior to the effective date of such Corporate Event.

4)  Description and amount of the asset to be contributed upon exercise of New Stock Acquisition Rights

     Upon exercise of each New Stock Acquisition Right, the relevant bond shall be deemed to be acquired by the New Obligor as a capital contribution in kind by the relevant bondholder at the price equal to the principal amount of the bond.

5)  Exercise period of the new stock acquisition rights.

     The New Stock Acquisition Rights may be exercised at any time during the period from the later of the effective date of the relevant Corporate Event or the date of implementation of the scheme described in Note 4(a)(i)-(iii) above (which in any event shall be within 14 days from the effective date of the Corporate Event) up to the last day of the exercise period of the stock acquisition rights described in Note 3 above.

6) Other conditions for the exercise of the New Stock Acquisition Rights No New Stock Acquisition Rights may be exercised in part.

7)  Amount of stated capital and additional paid-in capital upon the exercise of New Stock Acquisition Rights

     As of the date on which the exercise of a New Stock Acquisition Right becomes effective, one-half of the “maximum capital and other increase amount” as calculated pursuant to Article 17 of the Rules of Account Settlement of Corporations in respect of such exercise (with any fraction of less than one yen being round up) shall be accounted for as stated capital and the rest of such amount shall be accounted for as additional paid-in capital.

8) Subsequent Corporate Events The provisions in this Note 4 above shall apply in the same way to any subsequent Corporate Events.

9)  Other

     Fractions of shares of common stock of the New Obligor will not be issued upon exercise of the New Stock Acquisition Rights and no adjustment or cash payment will be made in respect thereof. The holder of each bond assumed, or bond provided, by the New Obligor may not transfer such bond separately from the New Stock Acquisition Rights.

(c)	In accordance with the provisions of Note 4(a) above, if the Company’s obligations under the relevant trust deed and the 2023 Bonds are assumed by the New Obligor, the New Obligor shall be bound by the same provisions as those of the trust deed and the 2023 Bonds, and the Company shall guarantee the payment obligations of the New Obligor under certain conditions.

b.	Zero coupon convertible bonds due 2025 with stock acquisition rights (the “2025 Bonds”)

Date of resolution	September 4, 2018
Number of stock acquisition rights (Units)	7,316
Number of treasury stock acquisition rights in stock acquisition rights (Units)	—
Class of shares to be issued upon exercise of stock acquisition rights	Common stock
Number of shares to be issued upon exercise of stock acquisition rights (Shares)	9,731,311 (Note 1)
Exercise price of each stock acquisition right (Yen)	7,518 (Note 2)
Exercise period for stock acquisition rights	From October 4, 2018 to September 5, 2025 (Note 3)
Per share issue price and amount incorporated into capital per share upon exercise of stock acquisition rights (Yen)	Issue price: 7,518 Amount incorporated into capital: 3,759
Conditions for exercise of stock acquisition rights	No new stock acquisition rights may be exercised in part.
Matters relating to transfer of stock acquisition rights	The stock acquisition rights are attached to the 2025 Bonds and cannot be separated from the bonds or transferred.
Matters relating to substitute payment	In exercising each stock acquisition right, the bond relating to the stock acquisition right shall be provided for payment. The amount of the bond shall be the same as its principal amount.
Matters relating to granting of stock acquisition rights in association with organizational restructuring	(Note 4)

Notes:	1. Same as Note 1 to a. Zero coupon convertible bonds due 2023 with stock acquisition rights above, except that all references to the “2023 Bonds” shall be replaced with the “2025 Bonds.”

2. (1) The initial conversion price is set at 7,518 yen.

(2) Same as Note 2(2) to a. Zero coupon convertible bonds due 2023 with stock acquisition rights above, except that all references to the “2023 Bonds” shall be replaced with the “2025 Bonds.”

3. From October 4, 2018 to September 5, 2025 (local time at the place where the stock acquisition rights are to be exercised). However, 1) in the case of an early redemption set forth in the terms and conditions of the 2025 Bonds, until three Tokyo business days prior to the early redemption date; 2) in the case of a bond repurchase set forth in the terms and conditions of the 2025 Bonds, until the repurchase of the bonds; and 3) if a bond becomes due and payable due to an event of default set forth in the terms and conditions of the 2025 Bonds, until the time such bond becomes due and repayable. In any of the cases above, the stock acquisition rights cannot be exercised later than September 5, 2025 (local time at the place where the stock acquisition rights are to be exercised).

The remainder is the same as Note 3 to a. Zero coupon convertible bonds due 2023 with stock acquisition rights above.

4. Same as Note 4 to a. Zero coupon convertible bonds due 2023 with stock acquisition rights above, except that all references to the “2023 Bonds” shall be replaced with the “2025 Bonds.”

(3) Exercises of bonds with stock acquisition rights with exercise price amendment clause

Not applicable.

(4) Rights plans

Not applicable.

(5) Total number of shares issued, share capital, etc.

Date	Change in the number of shares issued (Shares)	Balance of shares issued (Shares)	Change in share capital (Millions of yen)	Balance of share capital (Millions of yen)	Change in legal capital reserve (Millions of yen)	Balance of legal capital reserve (Millions of yen)
From July 1, 2018 to September 30, 2018 (Note 2)	Common stock 190,000	Common stock 240,301,642	279	95,732	279	85,797

Notes:	1. Amounts less than one million yen are rounded down.

2. Increase in total number of shares issued as a result of the exercise of stock options.

3. Total number of shares issued increased by 100,000 shares, and share capital and legal capital reserve each increased by 158 million yen upon exercise of the stock options during the period from October 1, 2018 to October 31, 2018.

(6) Principal shareholders

Principal shareholders are not presented for the third quarter.

(7) Voting rights

a.	Shares issued

(As of September 30, 2018)
Classification	Number of shares (Shares)	Number of voting rights (Units)	Details
Shares without voting rights	—	—	—
Shares with restricted voting rights (treasury stock, etc.)	—	—	—
Shares with restricted voting rights (others)	—	—	—
Shares with full voting rights (treasury stock, etc.)	800	—	—
Shares with full voting rights (others)	Common stock 240,240,000	2,402,400	100 shares constitute one “unit” of common stock. Common stock is not restricted by any significant limitations in terms of shareholders’ rights.
Shares constituting less than one unit	Common stock 60,842	—	—
Total number of shares issued	Common stock 240,301,642	—	—
Total number of voting rights held by all shareholders	—	2,402,400	—

Notes:	1. Common stock in “Shares with full voting rights (others)” includes 2,004,900 stocks held by the Trust for Employee Stock Ownership Plan (J-ESOP).
2. “Shares constituting less than one unit” includes 34 shares of the Group, which is held by the Trust for the Employee Stock Ownership Plan (J-ESOP), and 84 shares of treasury stock.

b.	Treasury stock, etc.

(As of September 30, 2018)
Name of Shareholder	Address of Shareholder	Number of shares held under own name (Shares)	Number of shares held under the name of others (Shares)	Total number of shares held (Shares)	Percentage of shares held to total shares issued (%)
LINE Corporation	JR Shinjuku Miraina Tower, 23rd Floor 4-1-6 Shinjuku, Tokyo	800	—	800	0.0
Total	—	800	—	800	0.0

Note:

1. In connection with the Company’s implementation of an Employee Stock Ownership Plan (J-ESOP), Trust & Custody Services Bank, Ltd. (Trust E) holds 2,004,934 shares of the Company’s stock as trust property. Said shares are recorded as treasury stock in the interim condensed consolidated financial statements. However, these shares hold voting rights and do not qualify as treasury stock as set forth in the Companies Act of Japan. As such, in the above “a. Shares issued,” they are included in “Shares with full voting rights (others)” and “Shares constituting less than one unit”, but not included in “Shares with full voting rights (treasury stock, etc.).”

2. Other than noted above, the Group holds 84 shares which constitute less than one unit. They are included in shares constituting less than one unit in the above “a. Shares issued.”

(8) Certain exemptions

For readers of this English translation: As a foreign private issuer, the Company is permitted to rely on exemptions from certain New York Stock Exchange corporate governance standards applicable to listed U.S. companies. For instance, the Company is not subject to New York Stock Exchange requirements regarding (i) independence of a majority of its board of directors or members of certain committees thereof, (ii) shareholder approval of equity compensation plans, equity offerings that do not qualify as public offerings for cash, and offerings of equity to related parties, and (iii) adoption and disclosure of corporate governance guidelines. Additionally, as a foreign private issuer, the Company is not subject to certain SEC disclosure requirements that are applicable to companies organized within the United States.

2. Directors and executive officers

Changes in directors and executive officers during the nine months ended September 30, 2018, since the filing date of the 2017 Annual Securities Report, are as follows.

(1)	New officer

Post	Title	Name	Date of birth	Career summary		Term of office	Number of shares held (Shares)	Date of appointment
Corporate Auditor	—	Naoki Watanabe	September 29, 1963	Apr. 1991	Registered as an attorney at law Joined Tanaka and Takahashi Law Office	Note	—	September 1, 2018
				Aug. 1996	Joined Masuda, Funai, Eifert & Mitchell, Ltd. (Special Counsel)
				May 2001	Joined Clifford Chance Law Office (Gaikokuho Kyodo Jigyo)
				May 2003	Partner of Clifford Chance Law Office
				May 2011	Joined K&L Gates LLP, Partner
				Oct. 2017	Corporate Officer, Sojitz Corporation (current position)

Note:	Mr. Watanabe assumed office to fill the vacancy of a retired corporate auditor. His term of office is four years from the end of the Extraordinary General Meeting of Shareholders held on June 4, 2015, which is the end of his predecessor’s term of office.

(2)	Retired officer

Post	Title	Name	Date of retirement
Corporate Auditor	—	Jin Hee Kim	September 1, 2018

(3)	Changes in directors and executive officers

New post	New title	Former post	Former title	Name	Date of change
Director	CSO	Director	CGO	Jungho Shin	April 1, 2018

Notes:	CSO - ChiefService Officer
CGO - ChiefGlobal Officer

(4)	Number of men and women and percentage of women after the changes

Men: 11, Women: 0 (Percentage of female directors and executive officers: 0.0%)

IV. Accounting

1. Preparation of interim condensed consolidated financial statements

The interim condensed consolidated financial statements of the Group are prepared in conformity with International Accounting Standard 34, “Interim Financial Reporting” pursuant to the provisions of Article 93 of the Ordinance on Terminology, Forms and Preparation Methods of Quarterly Consolidated Financial Statements (Cabinet Office Ordinance No. 64 of 2007; hereinafter referred to as the “Ordinance on QCFS”).

1 Interim condensed consolidated financial statements

(1) Interim Condensed Consolidated Statement of Financial Position - Unaudited

(In millions of yen)

	Notes	December 31, 2017	September 30, 2018
Assets
Current assets
Cash and cash equivalents		123,606	260,422
Trade and other receivables	7,10	42,892	40,303
Other financial assets, current	7	13,258	17,288
Contract assets	10	—	306
Inventories		3,455	6,063
Other current assets		7,438	9,764

Total current assets		190,649	334,146

Non-current assets
Property and equipment	5	15,125	23,166
Goodwill	16	16,767	17,008
Other intangible assets	16	6,486	6,231
Investments in associates and joint ventures	18	24,844	37,858
Other financial assets, non-current	7	32,084	45,313
Deferred tax assets	6	16,492	16,183
Other non-current assets		992	898

Total non-current assets		112,790	146,657

Total assets		303,439	480,803

Liabilities
Current liabilities
Trade and other payables	7	28,810	32,421
Other financial liabilities, current	7	28,003	32,636
Accrued expenses		12,087	14,824
Income tax payables		2,365	3,675
Contract liabilities	10	—	25,284
Advances received		17,975	—
Deferred revenue		9,246	—
Provisions, current		991	2,326
Other current liabilities		1,940	3,589

Total current liabilities		101,417	114,755

Non-current liabilities
Corporate bonds	7	—	141,925
Other financial liabilities, non-current	7	602	279
Deferred tax liabilities	6	1,573	1,291
Provisions, non-current	5	3,060	3,057
Post-employment benefits		6,162	6,798
Other non-current liabilities		648	1,133

Total non-current liabilities		12,045	154,483

Total liabilities		113,462	269,238

Shareholders’ equity
Share capital	8	92,369	95,733
Share premium	8	93,560	118,471
Treasury shares	8	(4,000)	(8,308)
Accumulated deficit		(4,294)	(10,161)
Accumulated other comprehensive income		7,440	4,131

Equity attributable to the shareholders of the Company		185,075	199,866

Non-controlling interests	16	4,902	11,699
Total shareholders’ equity		189,977	211,565

Total liabilities and shareholders’ equity		303,439	480,803

(2) Interim Condensed Consolidated Statement of Profit or Loss - Unaudited

(In millions of yen)

For the nine-month period ended

	September 30,
	Notes	2017	2018
Revenues and other operating income:
Revenues	10	121,233	151,211
Other operating income	9,10,17	11,515	11,222

Total revenues and other operating income		132,748	162,433

Operating expenses:
Payment processing and licensing expenses		(22,320)	(22,650)
Sales commission expenses		(447)	(11,081)
Employee compensation expenses	14	(30,064)	(42,106)
Marketing expenses		(10,396)	(14,362)
Infrastructure and communication expenses		(6,610)	(7,764)
Outsourcing and other service expenses		(16,774)	(23,014)
Depreciation and amortization expenses	5	(4,887)	(7,852)
Other operating expenses	19	(16,771)	(26,859)

Total operating expenses		(108,269)	(155,688)

Profit from operating activities		24,479	6,745

Finance income		136	298
Finance costs		(18)	(326)
Share of loss of associates and joint ventures	18	(4,308)	(7,311)
(Loss)/gain on foreign currency transactions, net		(295)	72
Other non-operating income	13	1,268	317
Other non-operating expenses	13	(64)	(21)

Profit/(loss) before tax from continuing operations		21,198	(226)
Income tax expenses	6	(9,003)	(7,467)

Profit/(loss) for the period from continuing operations		12,195	(7,693)
(Loss)/profit from discontinued operations, net of tax	11	(11)	3

Profit/(loss) for the period		12,184	(7,690)

Attributable to:
The shareholders of the Company	12	12,074	(6,068)
Non-controlling interests		110	(1,622)

(In yen)
Earnings per share
Basic profit/(loss) for the period attributable to the shareholders of the Company	12	55.09	(25.50)
Diluted profit/(loss) for the period attributable to the shareholders of the Company	12	50.90	(25.50)
Earnings per share from continuing operations
Basic profit/(loss) from continuing operations attributable to the shareholders of the Company	12	55.14	(25.51)
Diluted profit/(loss) from continuing operations attributable to the shareholders of the Company	12	50.95	(25.51)
Earnings per share from discontinued operations
Basic (loss)/profit from discontinued operations attributable to the shareholders of the Company	12	(0.05)	0.01
Diluted (loss)/profit from discontinued operations attributable to the shareholders of the Company	12	(0.05)	0.01

(In millions of yen)

For the three-month period ended

	September 30,
	Notes	2017	2018
Revenues and other operating income:
Revenues		42,537	51,850
Other operating income		491	93

Total revenues and other operating income		43,028	51,943

Operating expenses:
Payment processing and licensing expenses		(7,296)	(7,507)
Sales commission expenses		(174)	(4,131)
Employee compensation expenses		(10,799)	(14,728)
Marketing expenses		(2,538)	(5,775)
Infrastructure and communication expenses		(2,225)	(2,681)
Outsourcing and other service expenses		(6,338)	(8,101)
Depreciation and amortization expenses		(1,870)	(2,903)
Other operating expenses		(5,938)	(9,693)

Total operating expenses		(37,178)	(55,519)

Profit/(loss) from operating activities		5,850	(3,576)

Finance income		69	103
Finance costs		(4)	(293)
Share of loss of associates and joint ventures		(1,865)	(3,092)
Gain on foreign currency transactions, net		34	328
Other non-operating income		183	0
Other non-operating expenses		(30)	(330)

Profit/(loss) before tax from continuing operations		4,237	(6,860)
Income tax expenses		(2,598)	(2,733)

Profit/(loss) for the period from continuing operations		1,639	(9,593)
Loss from discontinued operations, net of tax		(4)	(4)

Profit/(loss) for the period		1,635	(9,597)

Attributable to:
The shareholders of the Company	12	1,801	(8,980)
Non-controlling interests		(166)	(617)

			(In yen)
Earnings per share
Basic profit/(loss) for the period attributable to the shareholders of the Company	12	8.19	(37.70)
Diluted profit/(loss) for the period attributable to the shareholders of the Company	12	7.59	(37.70)
Earnings per share from continuing operations
Basic profit/(loss) from continuing operations attributable to the shareholders of the Company	12	8.21	(37.68)
Diluted profit/(loss) from continuing operations attributable to the shareholders of the Company	12	7.61	(37.68)
Earnings per share from discontinued operations
Basic (loss)/profit from discontinued operations attributable to the shareholders of the Company	12	(0.02)	0.02
Diluted (loss)/profit from discontinued operations attributable to the shareholders of the Company	12	(0.02)	0.02

(3) Interim Condensed Consolidated Statement of Comprehensive Income - Unaudited

(In millions of yen)

For the nine-month period ended

	September 30,
	Notes	2017	2018
Profit/(loss) for the period		12,184	(7,690)
Other comprehensive income
Items that will not be reclassified to profit or loss:
Net changes in fair value of equity instruments at FVOCI	13	—	(935)
Income tax relating to items that will not be reclassified to profit or loss		—	283
Items that may be reclassified to profit or loss:
Debt instruments at FVOCI:
Net changes in fair value	13	—	6
Available-for-sale financial assets
Net changes in fair value	13	1,958	—
Reclassification to profit or loss		(664)	6
Exchange differences on translation of foreign operations:
Gain/(loss) arising during the period		213	(1,213)
Reclassification to profit or loss		(13)	(107)
Proportionate share of other comprehensive income of associates and joint ventures		4	37
Reclassification to profit or loss		—	(8)
Income tax relating to items that may be reclassified subsequently to profit or loss		(348)	(75)

Total other comprehensive income/(loss) for the period, net of tax		1,150	(2,006)

Total comprehensive income/(loss) for the period, net of tax		13,334	(9,696)

Attributable to:
The shareholders of the Company		13,212	(8,078)
Non-controlling interests		122	(1,618)

For the three-month period ended
	September 30,
		2017	2018
Profit/(loss) for the period		1,635	(9,597)
Other comprehensive income
Items that will not be reclassified to profit or loss:
Net changes in fair value of equity instruments at FVOCI		—	(827)
Income tax relating to items that will not be reclassified to profit or loss		—	193
Items that may be reclassified to profit or loss:
Debt instruments at FVOCI
Net changes in fair value		—	3
Available-for-sale financial assets:
Net changes in fair value		(2,337)	—
Reclassification to profit or loss		26	6
Exchange differences on translation of foreign operations:
Loss/(gain) arising during the period		(191)	2,110
Reclassification to profit or loss		(13)	—
Proportionate share of other comprehensive income of associates and joint ventures		7	23
Income tax relating to items that may be reclassified subsequently to profit or loss		581	(21)

Total other comprehensive (loss)/income for the period, net of tax		(1,927)	1,487

Total comprehensive loss for the period, net of tax		(292)	(8,110)

Attributable to:
The shareholders of the Company		(135)	(7,751)
Non-controlling interests		(157)	(359)

(4) Interim Condensed Consolidated Statement of Change in Equity - Unaudited

(In millions of yen)

	Equity attributable to the shareholders of the Company
						Accumulated other comprehensive income
	Notes	Share capital	Share premium	Treasury shares	Accumulated deficit	Foreign currency translation reserve	Available-for- sale reserve	Defined benefit plan reserve	Total
Balance at January 1, 2017		77,856	91,208	—	(12,381)	(174)	5,649	(1,324)	160,834
Comprehensive income
Profit for the period		—	—	—	12,074	—	—	—	12,074
Other comprehensive income		—	—	—	—	189	949	—	1,138

Total comprehensive income for the period		—	—	—	12,074	189	949	—	13,212
Recognition of share-based payments	8, 14	—	1,273	—	—	—	—	—	1,273
Forfeiture of stock options	8, 14	—	(8)	—	8	—	—	—	—
Exercise of stock options	8, 14	2,516	(498)	—	—	—	—	—	2,018
Changes in interests in subsidiaries	8, 17	—	(52)	—	—	2	—	—	(50)
Acquisition of subsidiaries	17	—	—	—	—	—	—	—	—
Issuance of common shares and acquisition of treasury shares under Employee Stock Ownership Plan	8	2,000	1,990	(4,000)	—	—	—	—	(10)

Balance at September 30, 2017		82,372	93,913	(4,000)	(299)	17	6,598	(1,324)	177,277

	Notes	Non- controlling interests	Total shareholders’ equity
Balance at January 1, 2017		189	161,023
Comprehensive income
Profit for the period		110	12,184
Other comprehensive income		12	1,150

Total comprehensive income for the period		122	13,334
Recognition of share-based payments	8, 14	—	1,273
Forfeiture of stock options	8, 14	—	—
Exercise of stock options	8, 14	—	2,018
Changes in interests in subsidiaries	8, 17	15	(35)
Acquisition of subsidiaries	17	3,638	3,638
Issuance of common shares and acquisition of treasury shares under Employee Stock Ownership Plan	8	—	(10)

Balance at September 30, 2017		3,964	181,241

(In millions of yen)

	Equity attributable to the shareholders of the Company
						Accumulated other comprehensive income
	Notes	Share capital	Share premium	Treasury shares	Accumulated deficit	Foreign currency translation reserve	Financial assets at FVOCI	Defined benefit plan reserve	Total
Balance at January 1, 2018		92,369	93,560	(4,000)	(4,294)	3,158	3,928	354	185,075
Adjustment on adoption of new accounting standards		—	—	—	177	—	(1,258)	—	(1,081)

Balance at January 1, 2018 (restated)		92,369	93,560	(4,000)	(4,117)	3,158	2,670	354	183,994
Comprehensive income
Loss for the period		—	—	—	(6,068)	—	—	—	(6,068)
Other comprehensive income		—	—	—	—	(1,373)	(637)	—	(2,010)

Total comprehensive income for the period		—	—	—	(6,068)	(1,373)	(637)	—	(8,078)
Recognition of share-based payments	8,14	—	991	—	—	—	—	—	991
Forfeiture of stock options	8,14	—	(24)	—	24	—	—	—	—
Exercise of stock options	8,14	864	(109)	—	—	—	—	—	755
Changes in interests in subsidiaries	8,17	—	17,526	—	—	(15)	(27)	1	17,485
Acquisition of subsidiaries	17	—	—	—	—	—	—	—	—
Issuance of common shares and acquisition of treasury shares under Employee Stock Ownership Plan	8	2,500	2,488	(5,000)	—	—	—	—	(12)
Issuance of convertible bonds with stock acquisition rights	8	—	4,175	—	—	—	—	—	4,175
Disposal of treasury shares	8	—	(136)	696	—	—	—	—	560
Acquisition of treasury shares		—	—	(4)	—	—	—	—	(4)

Balance at September 30, 2018		95,733	118,471	(8,308)	(10,161)	1,770	2,006	355	199,866

	Notes	Non- controlling interests	Total shareholders’ equity
Balance at January 1, 2018		4,902	189,977
Adjustment on adoption of new accounting standards		(85)	(1,166)

Balance at January 1, 2018 (restated)		4,817	188,811
Comprehensive income
Loss for the period		(1,622)	(7,690)
Other comprehensive income		4	(2,006)

Total comprehensive income for the period		(1,618)	(9,696)
Recognition of share-based payments	8,14	—	991
Forfeiture of stock options	8,14	—	—
Exercise of stock options	8,14	—	755
Changes in interests in subsidiaries		8,199	25,684
Acquisition of subsidiaries	17	301	301
Issuance of common shares and acquisition of treasury shares under Employee Stock Ownership Plan	8	—	(12)
Issuance of convertible bonds with stock acquisition rights	8	—	4,175
Disposals of treasury shares	8	—	560
Acquisition of treasury shares		—	(4)

Balance at September 30, 2018		11,699	211,565

(5)	Interim Condensed Consolidated Statement of Cash Flows - Unaudited

(In millions of yen)

For the nine-month period ended

	September 30,
	Notes	2017	2018
Cash flows from operating activities
Profit/(loss) before tax from continuing operations		21,198	(226)
(Loss)/profit before tax from discontinued operations	11	(17)	5

Profit/(loss) before tax		21,181	(221)
Adjustments for:
Depreciation and amortization expenses		4,887	7,852
Finance income		(136)	(298)
Finance costs		18	326
Dividend income		—	(50)
Share-based compensation expenses	14	1,597	2,105
Gain on loss of control of subsidiaries and business	9	(10,444)	(9,494)
Gain on financial assets at fair value through profit or loss	7,13	(470)	(200)
Impairment loss of available-for-sale financial assets		34	—
Gain on disposal of available-for-sale financial assets	7	(703)	—
Share of loss of associates and joint ventures	7	4,308	7,311
Dilution gains from changes in equity interest in associates and joint ventures	18	—	(1,279)
(Gain)/loss on foreign currency transactions, net		(273)	223
Changes in:
Trade and other receivables		(7,522)	531
Contract assets	10	—	130
Inventories		(1,934)	(2,719)
Trade and other payables		1,872	2,509
Accrued expenses		623	2,934
Contract liabilities	10	—	1,099
Deferred revenue		(699)	—
Advances received		3,686	—
Provisions		(214)	566
Post-employment benefits		1,087	736
Other current assets		(1,572)	(1,230)
Other current liabilities		427	803
Others		(727)	(797)

Cash provided by operating activities		15,026	10,837

Interest received		149	381
Interest paid		(17)	(41)
Dividend received		69	51
Payment of issuance costs for corporate bonds		—	(1,829)
Income taxes paid		(11,151)	(6,581)

Net cash provided by operating activities		4,076	2,818

Cash flows from investing activities
Purchase of time deposits		(1,283)	(3,444)
Proceeds from time deposits.		98	3,843
Purchase of equity investments	13	(2,885)	(5,008)
Proceeds from sales of equity investments		1,512	—
Investments in debt instruments		(4,433)	(10,746)
Proceeds from redemption of debt instruments		3,113	764
Acquisition of property and equipment and intangible assets		(8,413)	(14,476)
Proceeds from sales of property and equipment and intangible assets		343	141
Investments in associates and joint ventures		(2,593)	(12,415)
Return of capital from investments in associates		—	499
Payments of guarantee deposits for the Japanese Payment Services Act		(240)	(130)
Return of guarantee deposits for the Japanese Payment Services Act		3,325	—
Payments of office security deposits		(559)	(3,054)
Refund of office securities deposits		1,555	175
Payments of guarantee deposits		—	(800)
Payment for loan receivables		(2,160)	(646)
Collection of loan receivables		49	2,202
Payments for acquisition of subsidiaries and businesses		(3,876)	—
Cash acquired on acquisition of a subsidiary		—	736
Cash disposed on loss of control of subsidiaries and businesses transfer	9	(581)	(1,113)
Others		69	35

Net cash used in investing activities		(16,959)	(43,437)

Cash flows from financing activities
Proceeds from/(repayment of) short-term borrowings, net		(50)	—
Proceeds from short-term borrowings		—	1,000
Repayment of short-term borrowings		—	(84)
Repayment of long-term borrowing arrangement		—	(10)
Proceeds from issuance of corporate bonds		—	149,978
Payment of common shares issuance costs		(22)	(23)
Proceeds from exercise of stock options		2,030	758
Payment for acquisition of interest in a subsidiary from non-controlling interests		(35)	(580)
Proceeds from the payment received from non-controlling interests		343	25,945
Proceeds from disposal of treasury shares		—	567
Others		—	(10)

Net cash provided by financing activities		2,266	177,541

Net (decrease)/increase in cash and cash equivalents		(10,617)	136,922

Cash and cash equivalents at the beginning of the year		134,698	123,606
Effect of exchange rate fluctuations on cash and cash equivalents		(100)	(106)

Cash and cash equivalents at the end of the interim reporting period		123,981	260,422

Notes to Interim Condensed Consolidated Financial Statements – Unaudited

1.	Reporting Entity

LINE Corporation (the “Company”) was incorporated in September 2000 in Japan in accordance with the Companies Act of Japan under the name Hangame Japan Corporation to provide online gaming services. The Company changed its name to NHN Japan Corporation in August 2003, and subsequently changed its name to LINE Corporation in April 2013. The Company is a subsidiary of NAVER Corporation (“NAVER”), formerly NHN Corporation, which is domiciled in Korea. NAVER is the Company and its subsidiaries’ (collectively, the “Group”) ultimate parent company. The Company’s head office is located at 4-1-6 Shinjuku, Shinjuku-ku, Tokyo, Japan.

The Company listed shares of its common shares in the form of American depositary shares on the New York Stock Exchange and shares of its common shares on the Tokyo Stock Exchange.

The Group operates core business and strategic business. Core business mainly consists of advertising services, communication and content sales. Strategic business includes Fintech business such as LINE Pay service, AI business and commerce business such as LINE Friends. Refer to Note 4. Segment Information for further details.

2.	Basis of Preparation

The unaudited interim condensed consolidated financial statements have been prepared in accordance with IAS 34 Interim Financial Reporting.

The unaudited interim condensed consolidated financial statements do not include all the information and disclosures required in the annual consolidated financial statements and should be read in conjunction with the Group’s annual consolidated financial statements as of December 31, 2017.

The unaudited interim condensed consolidated financial statements were approved by Representative Director, President and Chief Executive Officer Takeshi Idezawa and Director and Chief Financial Officer In Joon Hwang on November 8, 2018.

The Group meets the criteria of a “specified company” defined under Article 1-2 of the Ordinance on QCFS.

The preparation of the unaudited interim condensed consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent amounts at the date of the unaudited interim condensed consolidated financial statements as well as reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The significant estimates and assumptions are reviewed by management on a regular basis. The effects of a change in estimates and assumptions are recognized in the period of the change or in the period of the change and future periods.

Intercompany balances and transactions have been eliminated upon consolidation.

3.	Significant Accounting Policies

The accounting policies adopted in the preparation of the unaudited interim condensed consolidated financial statements are consistent with those followed in the preparation of the Group’s annual consolidated financial statements for the year ended December 31, 2017, except for the adoption of new standards effective as of January 1, 2018.

The adoption of new and revised IFRS issued by the International Accounting Standards Board that are mandatorily effective for an accounting period that begins on or after January 1, 2018 had no impact on the Group’s unaudited interim condensed consolidated financial statements as of and for the nine-month periods ended September 30, 2017 and 2018 and annual consolidated financial statements as of December 31, 2017, except for the following standards.

1.	IFRS15 Revenue from Contracts with Customers

The IASB issued IFRS 15 Revenue from Contracts with Customers for recognizing revenue. IFRS 15 establishes a five-step model that will apply to all revenue arising from contracts with customers, regardless of the type of transaction or industry, with limited exceptions.

The Group recognizes revenue associated with communication and content sales and with advertising services by reference to the stage of completion. The Group has concluded that the current methods of revenue recognition and measurement are in accordance with IFRS 15, with the exception of the following services.

The Group has adopted IFRS 15 from the fiscal year 2018. The Group has used the modified retrospective method which is to record cumulative amount of the impact at the beginning balance of the retained earnings upon adoption.

(1)	LINE Stickers, Creator Stickers and Emoji (collectively, “The Stickers”)

The new standard resulted in a change to the timing of revenue recognition, whereby revenue is recognized over an estimated usage period on a straight-line method rather than the previous method, which was over time but on an accelerated basis.

Under the previous standard, the Group determined that the measuring method which best depicts the progress towards satisfaction of performance based on a contract was the users’ usage pattern of Stickers which represented the consumption of the user’s benefits, and recognized revenue during the earlier part of the estimated usage period.

On the other hand, the concept of a service of standing ready is clarified under IFRS 15. IFRS 15 clarified the service of standing ready as to provide services or to make services available to the users for their use as and when the users decide. The Group determines that Stickers which the Group provides to its users are similar to the concept of a service of standing ready. The performance obligation of the Group to the customers which are the users who purchased the Stickers is to make them available to the users for their use at any given time. Accordingly, the users receive the benefit of the services and consume such services as the Group makes the Stickers available to the users for their use. Therefore, the Group determines that its performance obligation is evenly satisfied over time and assessed that a straight-line method over an estimated usage period is the best method to measure the progress towards complete satisfaction of the performance obligation. As a result, compared to the previous method, the amount of revenue recognized by the Group increased by 144 million yen, and the profit from operating activities increased by 136 million yen for the nine-month ended September 30, 2018.

(2)	LINE Sponsored Stickers

The new standard resulted in a change to the timing of revenue recognition, whereby revenue is recognized over a contract period on a straight-line method rather than the previous method, which was over time but on an accelerated basis.

Under the previous standard, the Group determined that the measuring method which best depicts the progress towards satisfaction of performance based on a contract was the users’ usage pattern of Sponsors Stickers which represent its progress of rendering the services, and recognized revenue based on the users’ usage pattern of Sponsors Stickers which was weighted towards the earlier part of the period.

On the other hand, under IFRS 15, the definition of a “customer” is clarified and it is defined as “a party that has contracted with an entity to obtain goods or services that are an output of the entity’s ordinary activities in exchange for consideration.” Also, the contract with “customers” is within the scope of IFRS 15, and IFRS 15 requires to measure the progress towards complete satisfaction of a performance obligation to “customers.”

In the LINE Sponsored Stickers contract, only an advertiser is obligated to pay consideration for Sponsored Stickers service to the Group, and the users who use Sponsored Stickers do not pay any consideration to the Group directly or indirectly. Therefore, the Group determines the advertisers as “customers.” The performance obligation of the Group to the advertisers is to make the Sponsored Stickers available to the users for their use at any time over a contract period. Accordingly, the Group has assessed that a straight-line method over a contract period is the best method to measure the progress towards complete satisfaction of the performance obligation. As a result, compared to the previous method, the amount of revenue recognized by the Group increased by 319 million yen, and the profit from operating activities increased by 287 million yen for the nine-month ended September 30, 2018.

(3)	LINE Point Ad

The new standard resulted in a change to the timing of revenue recognition, whereby the Group recognizes revenue at the time when the LINE Points are issued to the users rather than when the LINE Points are utilized by the users.

Under the previous standard, the portion of the revenue of LINE Point Ad service attributable to LINE Points was measured at the fair value of LINE Points, and revenue related to unused LINE Points at the end of the accounting period was deferred, while revenue related to redeemed LINE Points was recognized in accordance with the revenue recognition policy for the virtual item purchased.

On the other hand, the definition of a “customer” is clarified under IFRS 15 as mentioned above. Upon the adoption of the IFRS 15, the Group determines the advertisers as customers for LINE Point Ad services because only the advertisers pay the transaction prices consideration to the Group for the advertising services the Group provides and the users who receive LINE Points, do not pay any transaction prices directly or indirectly. The Group considers its performance obligation in the contract with a customer who is an advertiser, is to be satisfied when the Group issues the LINE Points to the users because the Company does not have any obligations toward the advertisers to manage LINE Points or to provide users other services in exchange for the LINE points, thereafter for the advertisers. As a result, the Group has assessed to recognize revenue at the time when LINE Points are issued to the users.

Also, under IFRS 15, the Group recognizes provisions for the expenses expected to be incurred in relation to the consumption of LINE points, and such expenses are recognized at the same time as LINE Points are issued to the users and as the Group satisfies its performance obligations. As a result, compared to the previous method, the amount of revenue recognized by the Group increased by 102 million yen, and the profit from operating activities decreased by 118 million yen for the nine-month ended September 30, 2018.

(4) Advertising services

For advertising services such as official account, an advertising agency may be involved to obtain contracts from customers and provide, on behalf of the Company, services to customers such as formatting advertisement publication to comply with the Group’s specification or standards of advertisement publication. In such transaction, the new standard will result in a change to the method of revenue recognition, whereby the Group will recognize revenue by the gross recognition where the Group recognizes consideration received from customers including the share of advertising agencies rather than net recognition where the Group recognizes consideration received from customers excluding the share of advertising agency.

Under the previous standard, the Company recognized revenue by excluding the share attributable to the advertising agency from the total consideration received from the customer due to the facts that the share of the advertising agency was identified as an individually identifiable element, that the Company did not directly provide the service and earned revenue at constant rate, and that the Company did not bear credit risks.

On the other hand, IFRS 15 clarifies the evaluation of whether an entity is a principal or an agent based on the identification of performance obligations and transfer of control for the services. Especially, it is stated that “an entity is a principal if it controls the specified good or service before that good or service is transferred to a customer.” Guidance and indicators for whether an entity controls the specified goods or services to be provided by another parties to customers are revised. This revision of the guidance and indicators includes a right to a service to be performed by the other party which gives the entity the ability to direct that party to provide the service to the customer on the entity’s behalf. Since the service provided by advertising agencies such as formatting advertisement publication is provided to customers based on the Group’s specification or standards of advertisement publication, the Group determined that the Group controls the service provided by the advertising agency and thus the Group is the principal. As a result, the Company determined to change the recognition method of revenue based on the total consideration received from a customer, including the service provided by the advertising agent. As a result, compared to the previous method, the amount of revenue recognized by the Group increased by 6,494 million yen for the nine-month ended September 30, 2018.

Moreover, in accordance with IFRS 15, the Group recognizes costs of contract which consist of consideration payable to the advertising agency as an asset and will expense as the related revenues are recognized. If the advertising contract is renewed at the end of the original term, another consideration payable to the advertising agency will be incurred, and such cost will be expensed during the period that is the same period which the revenue of the advertising contract is recognized for. Therefore, compared to the previous method, the sales commission expenses increased by 6,494 million yen for the nine-month period ended September 30, 2018. However, as sales commission expenses increased by the same amount as the revenues, there is no effect on the profit from operating activities.

As a result, the opening balance of accumulated deficit is adjusted as following.

(In millions of yen)
January 1, 2018
Stickers	(967)
LINE Sponsored Stickers	(760)
LINE Point Ad	667
Other	(63)

Total	(1,123)

The adjustments made to line items presented on the financial statements due to the change from IAS 18 Revenue and other standards applied previously (collectively, the IAS 18 and other) to IFRS 15 are as follows. Reclassifications are made to reflect the terms used under IFRS 15. Certain amounts previously presented in trade and other receivables related to advertising services are reclassified into contract assets, while certain amounts previously presented in advances received arising from LINE Points and in deferred revenue associated with LINE stickers or advertising services are reclassified into other financial liabilities, current and contract liabilities.

	(In millions of yen)
	January 1, 2018 (under IAS 18 and other)	Reclassification	Remeasurement	January 1, 2018 (under IFRS 15)
Trade and other receivables	42,892	(437)	(792)	41,663
Contract assets	—	437	—	437
Other current assets	7,438	—	1,052	8,490
Deferred tax assets	16,492	—	384	16,876
Other financial liabilities, current	28,003	4,633	—	32,636
Contract liabilities	—	22,588	1,391	23,979
Advances received	17,975	(17,975)	—	—
Deferred revenue	9,246	(9,246)	—	—
Provisions, current	991	—	472	1,463
Accumulated deficit	(4,294)	—	(1,123)	(5,417)
Accumulated other comprehensive income	7,440	—	(8)	7,432
Non-controlling interests	4,902	—	(89)	4,813

	(In millions of yen)
	September 30, 2018 (under IAS 18 and other)	Reclassification	Remeasurement	September 30, 2018 (under IFRS 15)
Trade and other receivables	41,299	(306)	(690)	40,303
Contract assets	—	306	—	306
Other current assets	8,701	—	1,063	9,764
Deferred tax assets	15,836	—	347	16,183
Other financial liabilities, current	28,380	4,256	—	32,636
Contract liabilities	—	24,338	946	25,284
Advances received	19,310	(19,310)	—	—
Deferred revenue	9,284	(9,284)	—	—
Provisions, current	1,637	—	689	2,326
Accumulated deficit	(9,225)	—	(936)	(10,161)
Accumulated other comprehensive income	4,132	—	(1)	4,131
Non-controlling interests	11,677	—	22	11,699

For the nine-month period ended September 30

	(In millions of yen)
	2018 (under IAS 18 and other)	Reclassification	Remeasurement	2018 (under IFRS 15)
Revenue and other operating income
Revenues	144,152	—	7,059	151,211
Other operating income	11,222	—	—	11,222

Revenue and other operating income total	155,374	—	7,059	162,433
Operating expenses
Payment processing and licensing expenses	(22,641)	—	(9)	(22,650)
Sales commission expenses	(4,555)	—	(6,526)	(11,081)
Employee compensation expenses	(42,106)	—	—	(42,106)
Marketing expenses	(14,362)	—	—	(14,362)
Infrastructure and communication expenses	(7,764)	—	—	(7,764)
Outsourcing and other service expenses	(23,014)	—	—	(23,014)
Depreciation and amortization expenses	(7,852)	—	—	(7,852)
Other operating expenses	(26,641)	—	(218)	(26,859)

Operating expenses total	(148,935)	—	(6,753)	(155,688)

Profit from operating activities	6,439	—	306	6,745
(Loss)/profit before tax from continuing operations	(532)	—	306	(226)
Income tax expenses	(7,395)	—	(72)	(7,467)

(Loss)/profit for the period from continuing operations	(7,927)	—	234	(7,693)

(Loss)/profit for the period	(7,924)	—	234	(7,690)

Attributable to:
The shareholders of the Company	(6,279)	—	211	(6,068)
Non-controlling interests	(1,645)	—	23	(1,622)

				(In yen)
Earnings per share
Basic (loss)/profit for the period attributable to the shareholders of the Company	(26.39)	—	0.89	(25.50)
Diluted (loss)/ profit for the period attributable to the shareholders of the Company	(26.39)	—	0.89	(25.50)
Earnings per share from continuing operations
Basic (loss)/ profit from continuing operations attributable to the shareholders of the Company	(26.40)	—	0.89	(25.51)
Diluted (loss)/profit from continuing operations attributable to the shareholders of the Company	(26.40)	—	0.89	(25.51)

Under the previous standard, the Group recognized considerations received from advertisers as advertising revenue after subtracting the share of advertising agencies. However, under IFRS 15, the Group recognizes such revenue by the gross recognition where the Group recognizes considerations received from advertisers including the portion for the services provided by the advertising agencies. As a result, the amount of expenses which were to be paid to the advertising agencies increased and became material. Therefore, the “sales commission expenses” which were included in the “authentication and other service expenses” are presented separately in the Interim Condensed Consolidated Financial Statement of Profit or Loss from the three-month period ended March 31, 2018, and the remaining “authentication and other service expenses” is now presented as “outsourcing and other service expenses” as the materiality of authentication expenses decreased. The change was applied to the Interim Condensed Consolidated Financial Statement of Profit or Loss for the three-month and the nine-month periods ended September 30, 2017.

2.	IFRS 9 Financial Instruments

The IASB issued the final version of IFRS 9 Financial Instruments which sets out the requirements for recognizing and measuring financial assets, financial liabilities and some contracts to buy or sell non-financial items to replace IAS 39 Financial Instruments: Recognition and Measurement. IFRS 9 is the new standard for the financial reporting of financial instruments that is principles-based and brings together the classification and measurement, impairment and hedge accounting phases of the IASB’s project. IFRS 9 is built on a single classification and measurement approach for financial assets that reflects the business model in which they are managed and their cash flow characteristics including new impairment requirements that are based on a more forward-looking expected credit loss model that will result in more timely recognition of loan losses and is a single model that is applicable to all financial instruments subject to impairment accounting. The Group has applied the following accounting policies in accordance with IFRS 9 commencing on January 1, 2018.

(1)	Classification of financial assets

Based on the Group’s business model for managing the financial assets and the characteristics of contractual cash flow of the financial assets, the Group classifies the financial assets by following categories. Gains and losses arising from assets measured at fair value are either recorded in profit or loss or other comprehensive income, depending on the Group’s intention. Financial assets with embedded derivatives are considered in their entirety when determining whether their cash flows are solely payment of principal and interest.

i.	Financial assets as amortized cost

Financial assets measured at amortized cost are debt instruments held for collection of contractual cash flows and those cash flows represent solely payments of principal and interest.

ii.	Financial assets at fair value through other comprehensive income

Financial assets measured at fair value through other comprehensive income are debt instruments whose contractual cash flows represent solely payments of principal and interest on the principal amount outstanding and which are held within a business model both to collect contractual cash flows and sell and equity instruments which the Group has made an irrevocable election at the time of initial recognition to account for the equity investment at fair value through other comprehensive income.

iii.	Financial assets at fair value through profit or loss

Financial assets measured at fair value through profit or loss are the financial assets that are not classified as financial asset at amortized cost or financial assets at fair value through other comprehensive income.

(2)	Measurement of financial assets

Initial measurement

At initial recognition, the Group measures a financial asset at its fair value plus, in the case of a financial asset not at fair value through profit or loss, transaction costs that are directly attributable to the acquisition of the financial asset. Transaction costs of financial assets carried at fair value through profit or loss are expensed in profit or loss.

Subsequent measurement

Debt instruments:

i.	Amortized cost

Financial assets at amortized cost are measured at amortized cost using the effective interest method, and related interest income is included in finance income. When the asset is derecognized or impaired, a gain or loss on a debt investment is recognized in profit or loss.

ii.	Fair value through other comprehensive income (FVOCI)

Subsequent to initial recognition, financial assets are measured at fair value and gains or losses arising from changes in the fair value are recorded in other comprehensive income, except for the recognition of interest revenue, foreign exchange gains or losses and expected credit losses which are recognized in profit or loss. When debt investments are derecognized, the cumulative gain or loss previously recognized in other comprehensive income is reclassified from equity to profit or loss.

iii.	Fair value through profit or loss

Subsequent to initial recognition, financial assets are measured at fair value. A gain or loss on debt instruments which is not part of a hedging relationship is recognized in profit or loss.

Equity instruments:

Where the Group has irrevocably elected to designate equity instruments as financial assets measured at fair value through other comprehensive income, movements in the carrying amount by fair value measurement are recognized as other comprehensive income. There is no subsequent reclassification of cumulative gains or losses previously recognized in other comprehensive income to profit or loss. Where the Group has not elected to designate equity instruments as financial assets measured at fair value through other comprehensive income, movements in the carrying amount by fair value measurement are recognized in profit or loss.

Dividends from equity investments are recognized in profit or loss as “Other operating income” when the Group’s right to receive payments is established.

(3)	Impairment of financial assets

The Group assesses the expected credit losses associated with its assets carried at amortized cost and FVOCI. The impairment methodology applied depends on whether there has been a significant increase in credit risk.

For trade receivables only, the Group applies the simplified approach permitted by IFRS9, which requires expected lifetime losses to be recognized from initial recognition of the receivables.

The Group has applied IFRS 9 retrospectively and has determined not to restate the comparative information for the period beginning January 1, 2017. As a result, the comparative information is prepared based on the Group’s pervious accounting policies. On January 1, 2018, the Group has assessed which business models to apply to its financial assets and liabilities and classified such financial assets and liabilities in to appropriate classification under IFRS 9. The impacts of these classifications are as follows.

(In millions of yen)

			Balance as of January 1, 2018 under IFRS 9
	Notes	Balance at January 1, 2018 under IAS 39	Financial assets/liabilities at fair value through profit or loss	Financial assets/liabilities at FVOCI	Financial assets/liabilities at amortized cost	Total financial assets/liabilities
Financial assets
Trade and other receivables
Loans and receivables	3	42,892	—	—	42,892	42,892

Total		42,892	—	—	42,892	42,892

Other financial assets, current
Loans and receivables
Time deposits	3	12,002	—	—	12,002	12,002
Short-term loans	3	206	—	—	206	206
Corporate bonds and other debt instruments	4	849	—	852	—	852
Available-for-sale financial assets		6	—	6	—	6
Office security deposits		195	—	—	195	195

Total		13,258	—	858	12,403	13,261

Other financial assets, non-current
Held-to-maturity investments	6	280	—	—	280	280
Loans and receivables
Corporate bonds and other debt instruments	4, 5	7,986	28	7,997	—	8,025
Guarantee deposits	3	726	—	—	726	726
Office security deposits	3	5,709	—	—	5,709	5,709
Financial assets at fair value through profit or loss
Conversion right and redemption right of preferred stock		1,862	1,862	—	—	1,862
Available-for-sale financial assets	1, 2	15,388	5,262	10,126	—	15,388
Other		133	—	44	89	133

Total		32,084	7,152	18,167	6,804	32,123

		Impacts by adoption of IFRS 9
	Notes	Fair value measurement at January 1, 2018	Provision at January 1, 2018	Total impacts
Financial assets
Trade and other receivables
Loans and receivables	3	—	—	—

Total		—	—	—

Other financial assets, current
Loans and receivables
Time deposits	3	—	—	—
Short-term loans	3	—	—	—
Corporate bonds and other debt instruments	4	6	(3)	3
Available-for-sale financial assets		—	—	—
Office security deposits		—	—	—

Total		6	(3)	3

Other financial assets, non-current
Held-to-maturity investments	6	—	—	—
Loans and receivables
Corporate bonds and other debt instruments	4, 5	52	(13)	39
Guarantee deposits	3	—	—	—
Office security deposits	3	—	—	—
Financial assets at fair value through profit or loss
Conversion right and redemption right of preferred stock		—	—	—
Available-for-sale financial assets	1, 2	—	—	—
Other		—	—	—

Total		52	(13)	39

(In millions of yen)

			Balance as of January 1, 2018 under IFRS 9
	Notes	Balance at January 1, 2018 under IAS 39	Financial assets/liabilities at fair value through profit or loss	Financial assets/liabilities at FVOCI	Financial assets/liabilities at amortized cost	Total financial assets/liabilities
Financial liabilities
Trade and other payables
Financial liabilities measured at amortized cost	3	28,810	—	—	28,810	28,810

Total		28,810	—	—	28,810	28,810

Other financial liabilities, current
Financial liabilities measured at amortized cost
Deposits received		5,730	—	—	5,730	5,730
Short-term borrowings		22,224	—	—	22,224	22,224
Others		49	—	—	49	49

Total		28,003	—	—	28,003	28,003

Other financial liabilities non-current
Financial liabilities measured at amortized cost
Office security deposits received under sublease agreement		23	—	—	23	23
Others		93	—	—	93	93
Financial liabilities at fair value through profit or loss
Put option liabilities		486	486	—	—	486

Total		602	486	—	116	602

		Impacts by adoption of IFRS 9
	Notes	Fair value measurement at January 1, 2018	Provision at January 1, 2018	Total impacts
Financial liabilities
Trade and other payables
Financial liabilities measured at amortized cost	3	—	—	—

Total		—	—	—

Other financial liabilities, current
Financial liabilities measured at amortized cost
Deposits received		—	—	—
Short-term borrowings		—	—	—
Others		—	—	—

Total		—	—	—

Other financial liabilities non-current
Financial liabilities measured at amortized cost
Office security deposits received under sublease agreement		—	—	—
Others		—	—	—
Financial liabilities at fair value through profit or loss
Put option liabilities		—	—	—

Total		—	—	—

Following are the impacts on accumulated deficit and accumulated other comprehensive income by classification and measurement of financial assets at January 1, 2018.

(In millions of yen)
	Notes	Accumulated deficit	Accumulated other comprehensive income - Financial assets at FVOCI
Balance of accumulated deficit and accumulated OCI as of January 1, 2018 under IAS 39		(4,294)	3,928
Reclassification from available-for-sale financial assets to financial assets at fair value through profit or loss	1	316	(316)
Transfer of impairment losses arising from reclassification of available-for-sale financial assets to financial assets at FVOCI and recognized previously in profit or loss	2	1,000	(1,000)
Fair value measurement of financial assets classified from loans and receivables to financial assets at FVOCI as of January 1, 2018	4	—	42
Increase in provision for debt instruments at FVOCI	4	(16)	16

Adjustment to shareholders’ equity from adoption of IFRS 9		1,300	(1,258)

Balance of accumulated deficit and accumulated OCI as of January 1, 2018 under IFRS 9		(2,994)	2,670

(1)	Reclassification from available-for-sale financial assets to financial assets at fair value through profit or loss

The investments in private equity investment funds of 2,966 million yen and redeemable preferred stocks of unlisted companies of 2,296 million yen as of January 1, 2018, were reclassified from available-for-sale financial assets to financial assets at fair value through profit or loss as the cash flows from these investments did not represent solely payments of principal and interest on the principal amount outstanding and as the maturities of such investments were predetermined. Also, cumulative loss and its tax effects through fair value measurements of 259 million yen were reclassified from accumulated other comprehensive income to accumulated deficit.

(2)	Reclassification from available-for-sale financial assets to financial assets at FVOCI

The investments in listed equity securities and private equity and other financial instruments of 9,728 million yen, investments in corporate bonds of 402 million yen, and investments in partnerships of 2 million yen as of January 1, 2018, were reclassified from available-for-sale financial assets to financial assets at FVOCI as the cash flows from these investments did not represent solely payments of principal and interest on the principal amount outstanding and as the Group has determined to measure such investments at FVOCI. Also, related cumulative impairment loss and its tax effects of 1,000 million yen were reclassified from accumulated deficit to accumulated other comprehensive income. The Group estimates a loss allowance based on 12 months expected credit losses on debt instruments which are measured at FVOCI as the Group has judged that the risks for such investments are low.

(3)	Reclassification from loans and receivables to financial assets at measured at amortized cost

Time deposits of 12,002 million yen, loans of 206 million yen, guarantee deposits of 726 million yen and office security deposits of 5,709 million yen as of January 1, 2018 were reclassified from loans and receivables to financial assets at amortized cost as the cash flows from these assets represent solely payments of principal and interest on the principal amount outstanding and as the Group’s business model is achieved by collecting contractual cash flows. The amounts of expected credit losses arising from those financial assets as of January 1, 2018, were deemed immaterial.

(4)	Reclassification from loans and receivables to financial assets at FVOCI

Corporate bonds of 8,807 million yen as of January 1, 2018 were reclassified from loans and receivables to financial assets at FVOCI as the cash flows from these assets represent solely payments of principal and interest on the principal amount outstanding and as the Group’s business model is achieved by both collecting contractual cash flows and selling of these financial assets for profit. Fair value gains and related tax effects of 42 million yen measured at January 1, 2018, were adjusted to the accumulated other comprehensive income. Also, expected credit losses of 16 million yen measured at January 1, 2018 were recognized as a loss allowance provision and adjusted to accumulated other comprehensive income. The Group estimates a loss allowance based on 12 months expected credit losses on debt instruments which are measured at FVOCI as the Group has judged that the risks for such investments are low.

(5)	Reclassification from loans and receivables to financial assets at fair value through profit or loss

A convertible bond of 28 million yen as of January 1, 2018, was reclassified from loans and receivables to financial assets at fair value through profit or loss as the cash flow did not represent solely payments of principal and interest on the principal amount outstanding and as the maturity was predetermined. There was no effect to accumulated deficit and accumulated other comprehensive income at January 1, 2018, due to the reclassification.

(6)	Reclassification from held-to-maturity financial assets to financial assets at measured at amortized cost

Japanese government bonds of 280 million yen as of January 1, 2018, were reclassified from loans and receivables to financial assets at amortized cost as the cash flows from these financial assets represent solely payments of principal and interest on the principal amount outstanding and as the Group’s business model is achieved by collecting contractual cash flows. The amounts of expected credit losses arising from those financial assets as of January 1, 2018, were deemed immaterial.

3.	Standards Issued but not yet Effective

IFRS 16 Leases

The IASB issued IFRS 16 Leases. IFRS 16 governs the accounting for leases and the related contractual rights and obligations. In the future, lessees will no longer make a distinction between finance and operating leases as they have been required to do thus far under IAS17. At the commencement date of a lease, a lessee will recognize a liability to make lease payments (i.e., the lease liability) and an asset representing the right to use the underlying asset during the lease term (i.e., the right-of-use asset). Lessees will be required to separately recognize the interest expense on the lease liability and the depreciation expense on the right-of-use asset. Lessor accounting under IFRS 16 is substantially unchanged from today’s accounting under IAS 17. Lessors will continue to classify all leases using the equivalent classification principle as in IAS 17 and distinguish between two types of leases: operating and finance leases. IFRS 16 also requires lessees and lessors to make more extensive disclosures than under IAS 17. IFRS 16 is effective for annual periods beginning on or after January 1, 2019.

The Group is assessing the potential impact on its consolidated financial statements. So far, the most significant impact identified is that the Group will recognize new right-to-use assets and lease liabilities for its operating leases of certain office space and stores. In addition, the nature of expenses related to those leases will change as IFRS 16 replaces the straight-line operating expense with a depreciation charge for right-of-use assets and interest expense on lease liabilities. The Group is still assessing the impacts of IFRS 16’s adoption and it is not practicable to provide a reasonable estimate of the financial effect until the management of the Group completes the assessment.

The Group has not early adopted standards, interpretations and amendments which are issued but not yet effective.

4.	Segment Information

The Group identifies operating segments based on the internal report regularly reviewed by the Group’s Chief Operating Decision Maker to make decisions about resources to be allocated to segments and assess performance. An operating segment of the Group is a component for which discrete financial information is available. The Chief Operating Decision Maker has been identified as the Company’s board of directors. No operating segments have been aggregated to form the reportable segments.

In 2018, the Group changed its operating segment from one component to two components as the budget has been prepared based on the Core business and Strategic business and as the Company’s board of directors changed the unit of components to assess performance of the Group from a single segment to two segments, Core business segment and Strategic business segment.

Under the corporate strategy to allocate the resources generated from the Core business to the Strategic business, the Company’s board of directors individually assesses the business performance of Core business based on the growth of revenue and profitability and of Strategic business based on profitability as well as important non-financial KPIs such as the expansion of user base.

(1)	Description of Reportable Segments

The Group’s reportable segments are as follows:

Core business segment	Core business segment mainly consists of Advertising service, communication and content. Advertising services mainly includes display advertising, accounts advertising, and other advertising. Display advertising provides advertisements on services such as LINE NEWS. Account advertising mainly includes LINE Official Accounts and Sponsored Stickers. Other advertising mainly includes advertisements on the services such as livedoor blog, NAVER Matome and advertisement appears on LINE Part-time Job. Communication mainly includes LINE Stickers. Content mainly includes LINE Games.
Strategic business segment	Strategic business segment consists of Fintech services, such as LINE Pay service, AI, LINE Friends, and E-commerce.

(2)	Profit or Loss for the Group’s operating segments

The Group’s operating profit for each segment is prepared by the same method as the preparation of consolidated financial statements, except certain items such as other operating income and share-based compensation expenses are included in corporate expenses. Also, IT development expenses and indirect expenses such as department management fees are allocated based on the information such as the hours of service provided, the number of server infrastructures used to provide the service, or the percentage of revenues. As the Company’s board of directors uses information after eliminating intercompany transactions for their performance assessment, there is no adjustments between segments.

From the fiscal year of 2018, the Group changed its operating segment into Core business segment and Strategic business segment, as the Company’s board of directors assesses performance based on these components. From the fiscal year 2018, the Group monitors its profit and loss by segment. The profit and loss of each segment in fiscal year 2017 was prepared mainly based on the same method as in fiscal year 2018 where practicable and restated accordingly.

For the nine-month period ended September 30, 2017

	(In millions of yen)
	Reportable segments			Corporate adjustments(1)	Consolidated
	Core business	Strategic business	Total
Revenue from external customers(2)	109,559	11,674	121,233	—	121,233
Segment profit/(loss)(3)	25,976	(10,799)	15,177	9,302	24,479
Depreciation and amortization expenses	4,322	565	4,887	—	4,887

(1)	Corporate adjustments mainly include other operating income and share-based compensation expenses.
(2)

Revenue from external customers for the nine-month period ended September 30, 2017 is presented based on IAS 18, while the Group’s operating profit for each segment for the nine-month period ended September 30, 2018 is presented under IFRS 15.

(3)	The amount of “Segment profit/(loss)” is equivalent to Profit from operating activities on Interim Condensed Consolidated Statement of Profit or Loss.

For the nine-month period ended September 30, 2018

(In millions of yen)
	Reportable segments			Corporate adjustments(1)	Consolidated
	Core business	Strategic business	Total
Revenue from external customers	131,920	19,291	151,211	—	151,211
Segment profit/(loss)(2)	21,280	(22,894)	(1,614)	8,359	6,745
Depreciation and amortization expenses	6,396	1,456	7,852	—	7,852

(1)	Corporate adjustments mainly include other operating income and share-based compensation expenses.
(2)	The amount of “Segment profit/(loss)” is equivalent to “Profit from operating activities” on Interim Condensed Consolidated Statement of Profit or Loss.

The reconciliation of segment profit to profit/(loss) before tax from continuing operations is as follows:

For the nine-month periods ended September 30, 2017 and September 30, 2018

(In millions of yen)
	2017	2018
Segment profit	24,479	6,745
Financial income	136	298
Financial costs	(18)	(326)
Share of loss of associates and joint ventures	(4,308)	(7,311)
Loss/(gain) on foreign currency transactions, net	(295)	72
Other non-operating income	1,268	317
Other non-operating expenses	(64)	(21)

Profit/(loss) for the period before tax from continuing operations	21,198	(226)

The above items are not allocated to individual segments as these are managed on an overall group basis.

(3)	Revenues from Major Services

The Group’s revenues from continuing operations from its major services for the nine-month periods ended September 30, 2017 and 2018 are as follows. Revenues for the nine-month period ended September 30, 2017 are presented using IAS 18 as the Group uses the modified retrospective method in the adoption of IFRS 15.

Revenues recognized at one time mainly consist of revenues from LINE Friends.

For the nine-month periods ended September 30,

(In millions of yen)
	2017	2018
Core business
Advertising
Display advertising(1)	18,248	27,143
Account advertising(2)	28,047	41,379
Other advertising(3)	7,841	10,764

Sub-total	54,136	79,286

Communication, content, and others
Communication(4)	23,141	21,633
Content(5)	30,400	28,504
Others	1,882	2,497

Subtotal	55,423	52,634

Core business total	109,559	131,920

Strategic business
Friends(6)	8,178	12,637
Others(7)	3,496	6,654

Strategic business total	11,674	19,291

Total	121,233	151,211

(1)	Revenues from display advertising primarily consisted of fees from advertisement on services such as Timeline and LINE NEWS.
(2)	Revenues from account advertising primarily consisted of fees from LINE Official Accounts, Sponsored Stickers, and LINE Points.
(3)	Revenues from other advertising were mainly attributable to advertising revenue from livedoor, NAVER Matome, and LINE Part-time Job.
(4)	Revenues from communication were mainly attributable to sales of LINE Stickers and Creator Stickers.
(5)	Revenues from content primarily consisted of sales of LINE GAMES’s virtual items.
(6)	Friends primarily consisted of revenues from sales of character goods.
(7)	Others primarily consisted of revenues from LINE Mobile service and E-commerce.

5.	Property and Equipment

During the nine-month periods ended September 30, 2017 and 2018, the Group acquired property and equipment with a cost of 8,478 million yen and 13,751 million yen, respectively. During the nine-month period ended September 30, 2017, such purchases mainly consisted of server infrastructure in the amount of 2,816 million yen as well as furniture and fixture in the amount of 2,736 million yen and the recognition of asset retirement obligations in the amount of 1,493 million yen related to the relocation of the headquarter offices. Such purchases during the nine-month period ended September 30, 2018 mainly consisted of server infrastructures related to the Core business and Strategic business in the amount of 9,054 million yen.

Contractual commitments for the acquisition of property and equipment as of December 31, 2017 and September 30, 2018 were 527 million yen and 823 million yen, respectively.

6.	Income Taxes

The Group’s tax provision for interim periods is determined using an estimate of the Group’s annual effective tax rate, adjusted for discrete items arising during the period. In each quarter the Group updates the estimate of the annual effective tax rate, and if the estimated annual tax rate changes, the Group makes a cumulative adjustment in that quarter.

The effective tax rate for the nine-month period ended September 30, 2017 of 42.5% differed from the Japanese statutory tax rate of 33.1 % for the year ended December 31, 2016. The effective income tax rate of 42.5% was primarily due to pre-tax losses recorded by subsidiaries on a standalone basis and pre-tax losses recorded by associates and joint ventures for which no deferred tax assets were recognized as the related tax benefits could not be recognized.

The effective tax rate for the nine-month period ended September 30, 2018 of (3,308.6) % differed from the Japanese statutory tax rate of 31.7% for the year ended December 31, 2017. The effective income tax rate of (3,308.6) % was primarily due to pre-tax losses recorded by subsidiaries on a standalone basis, and pre-tax losses recorded by associates and joint ventures for which no deferred tax assets were recognized as the related tax benefits could not be recognized. Moreover, the effective tax rate for the nine-month period ended September 30, 2018 was also affected by the additionally charged taxes to a subsidiary in Korea which amounted to approximately 21.7 billion Korean won (approximately 2,215 million yen). The Group is currently reviewing appeal procedures to the tax authorities concerning the additional tax claimed.

The effective tax rate for the nine-month period ended September 30, 2018 was (3,308.6) % as compare to 42.5% for the nine-month period ended September 30, 2017. This change was resulted mainly due to the increase in deductible temporary differences arising from increase in share of loss of associates and joint ventures which were not expected to be realized within a foreseeable period. The change was also due to increase in the amount of pre-tax losses recorded by the certain subsidiaries as expenses such as employee compensation expenses and outsourcing expenses increased, while the amount of deductible temporary differences which Group could not recognize the tax benefits increased. Moreover, the increase in the effective tax rate was due to the additional tax imposed on the subsidiary in Korea.

7.	Financial Assets and Financial Liabilities

The carrying amounts and fair value of financial instruments, except for cash and cash equivalents, by line item in the Interim Condensed Consolidated Statement of Financial Position and by category as defined in IAS 39 Financial Instruments: Recognition and Measurement and IFRS 9 Financial Instrument, as of December 31, 2017 and September 30, 2018 respectively, are as follows:

The fair value is not disclosed for those financial instruments which are not measured at fair value in the Interim Condensed Consolidated Statement of Financial Position, and whose fair value approximates their carrying amount due to their short-term and/or variable-interest bearing nature. Refer to Note 13 “Fair Value Measurements” for more details of the financial instruments, which are measured at fair value.

(In millions of yen)
	December 31, 2017		September 30, 2018
Items	Book value	Fair value	Book value	Fair value
Financial assets
Trade and other receivables
Financial assets at amortized cost	—		40,303
Loans and receivables	42,892		—

Total	42,892		40,303

Other financial assets, current
Financial assets at amortized cost
Time deposits	—		11,556
Short-term loans	—		700
Guarantee deposits	—		800
Office security deposits	—		27
Financial assets at FVOCI(1)	—	—	4,185	4,185
Loans and receivables
Time deposits	12,002		—
Short-term loans	206		—
Corporate bonds and other debt instruments	849		—
Available-for-sale financial assets	6	6	—	—
Office security deposits	195		—
Other	—		20

Total	13,258		17,288

Other financial assets, non-current
Financial assets at amortized cost
Corporate bonds and other debt instruments	—	—	280	288
Guarantee deposits(2)	—	—	863
Office security deposits	—		8,492	8,345
Financial assets at FVOCI(1)	—	—	25,163	25,163
Financial assets at fair value through profit or loss(3)	—	—	10,414	10,414
Held-to-maturity investments(2)	280	291	—	—
Loans and receivables
Corporate bonds and other debt instruments	7,986	8,036	—	—
Guarantee deposits(2)	726		—
Office security deposits	5,709	5,546	—	—
Financial assets at fair value through profit or loss(3)
Conversion right and redemption right of preferred stock	1,862	1,862	—	—
Available-for-sale financial assets(4)	15,388	15,388	—	—
Other	133		101

Total	32,084		45,313

(In millions of yen)
	December 31, 2017		September 30, 2018
Items	Book value	Fair value	Book value	Fair value
Financial liabilities
Trade and other payables
Financial liabilities at amortized cost	28,810		32,421

Other financial liabilities, current
Financial liabilities measured at amortized cost
Deposits received	5,730		9,398
Short-term borrowings(5)	22,224		23,092
Others	46		129
Financial liabilities at fair value through profit or loss
Put option liabilities	3	3	17	17

Total	28,003		32,636

Corporate bonds(6)	—		141,925	143,780

Other financial liabilities, non-current
Financial liabilities at amortized cost
Office security deposits received under sublease agreement	23	23	28	28
Others	93		8
Financial liabilities at fair value through profit or loss
Put option liabilities	486	486	243	243

Total	602		279

(1)	Impairment loss on financial assets at FVOCI of 6 million yen was recognized for the nine-month period ended September 30, 2018.
(2)

The Japanese Payment Services Act requires non-banking entities that engage in business activities involving advance payments from end users using virtual credits to secure a certain amount of money equal to or more than one half of the unused balance of virtual credits purchased by the end users as of the most recent base date set on March 31 and September 30 of each year, either by depositing or entrusting a cash reserve or government bonds with the Legal Affairs Bureau, or by concluding a guarantee contract with a financial institution. If deposits are made, they are recorded as guarantee deposits. If guarantee contracts are entered into, guarantee fees equal to the contractual amount times a guarantee fee rate incurred. In accordance with the Japanese Payment Services Act, the Group had deposited cash of 635 million yen as of December 31, 2017 and 765 million yen as of September 30, 2018. The Group also had deposited investments in Japanese government bonds of 280 million yen as of December 31, 2017 and 280 million yen as of September 30, 2018, which the Group intends to hold until maturity. In addition, the Group had credit guarantee contracts with banks for 12,500 million yen with a weighted average guarantee fee rate of 0.1% and for 18,500 million yen with a weighted average guarantee fee rate of 0.1% as of December 31, 2017 and September 30, 2018, respectively, to comply with the Japanese Payment Services Act.

(3)	Gain on evaluation of financial assets at fair value through profit or loss of 200 million yen was recognized for the nine-month ended September 30, 2017.
(4)	Impairment loss of 34 million yen as well as gain on sales of 703 million yen was recognized for available-for-sale financial assets for the nine-month period ended September 30, 2017.
(5)	The weighted average interest rate of the remaining outstanding short-term borrowings was 0.1% as of December 31, 2017 and 0.1 % as of September 30, 2018.
(6)

During the nine-month period ended September 30, 2018, Euro-yen convertible bonds with stock acquisition rights due to overseas public offering of 37,494 million yen (Zero coupon convertible bonds due 2023) and 37,494 million yen (Zero coupon convertible bonds due 2025) were issued. The Group also issued Euro-yen convertible bonds with stock acquisition rights through two of the separate third-party allotments to NAVER Corporation, amounted to 37,494 million yen (Zero coupon convertible bonds due 2023) and 37,494 million yen (Zero coupon convertible bonds due 2025). At initial recognition, the carrying amounts of the liability components regarding the Group’s corporate bonds were measured fair value based on the average interest rate of similar debt instruments less corporate bond issuance cost. After the initial measurement, liability components were measured at amortized cost using the effective interest method. Remaining balance of the entire corporate bond at fair value less liability components was allocated to the conversion rights and recognized as shareholders’ equity after corporate income taxes, where the equity component will not be remeasured subsequently.

8.	Issued Capital and Other Reserves

(1)	Shares issued

The movements of shares issued for the nine-month period ended September 30, 2018 are as follows:

	Common Shares issued (Share capital with no-par value)	Share capital (In millions of yen)
January 1, 2018	238,496,810	92,369
Exercise of stock options(1)	632,500	864
Issuance of common shares(2)	1,172,332	2,500

September 30, 2018	240,301,642	95,733

(1)	Refer to Note 14. Share-Based Payments for further details.
(2)

In conjunction with the introduction of the Employee Stock Ownership Plan (J-ESOP), the Company issued 1,172,332 of common shares to Trust & Custody Services Bank, Ltd. (Trust E) on April 25, 2018. Total amount of issued shares was 5,000 million yen, which increased share capital amount by 2,500 million yen.

(2)	Share premium

The movements in share premium for the nine-month period ended September 30, 2017 are as follows:

				(In millions of yen)
	Share-based payments(1)	Common control business combinations	Others(2)	Share premium total
January 1, 2017	21,935	294	68,979	91,208
Share-based payments	1,273	—	—	1,273
Exercise of stock options	(3,595)	—	3,109	(486)
Forfeiture of stock options	(8)	—	—	(8)
Issuance of common shares(3)	—	—	2,000	2,000
Cost related to issuance of common shares(4)	—	—	(22)	(22)
Changes in interests in subsidiaries	—	—	(52)	(52)

September 30, 2017	19,605	294	74,014	93,913

The movements in share premium for the nine-month period ended September 30, 2018 are as follows:

(In millions of yen)
	Share-based payments(1)	Common control business combinations	Others(2)	Share premium total
January 1, 2018	7,062	294	86,204	93,560
Share-based payments	991	—	—	991
Exercise of stock options	(1,163)	—	1,058	(105)
Forfeiture of stock options	(24)	—	—	(24)
Issuance of common shares(5)	—	—	2,500	2,500
Issuance of convertible bonds with stock acquisition rights(6)	—	—	4,175	4,175
Cost related to issuance of common shares(4)	—	—	(16)	(16)
Changes in interests in subsidiaries(7)	—	(488)	18,014	17,526
Disposal of treasury shares	(160)	—	24	(136)

September 30, 2018	6,706	(194)	111,959	118,471

(1)	Refer to Note 14. Share-Based Payments for further details.
(2)	Resulted mainly from capital reserve requirements under the Companies Act of Japan.
(3)

In conjunction with the introduction of the Employee Stock Ownership Plans Trust (J-ESOP) on July 18, 2017, the Company issued 1,007,810 common shares to Trust & Custody Services Bank, Ltd. (Trust E account). The total amount of issuance price of shares was 4,000 million yen, which increased share premium by 2,000 million yen.

(4)	Incremental costs directly attributable to the issue of common shares are recognized as a deduction from equity, net of any tax effects.

(5)

The Company has introduced J-ESOP and issued 1,172,332 common shares to the Trust & Custody Service Bank, Ltd. as of April 25, 2018. The total price of the issued share was 5,000 million yen and increase in share premium was 2,500 million yen.

(6)	Refer to Note 7. Financial Assets and Financial Liabilities for further details.
(7)

Changes in interests in subsidiaries includes the increase in share premium in the amount of 17,934 million yen due to the changes in the percentage of ownership in connection with third-party allotments implemented at our subsidiaries as well as the decrease in share premium in the amount of 488 million yen due to the changes in the percentage of ownership resulting from mergers of subsidiaries in the Group.

9.	Supplemental Cash Flow Information

For the nine-month period ended September 30, 2017

Transfer of Camera Application Business to Snow Corporation

On May 1, 2017, the Group transferred the camera application business, which had been operated by LINE Plus Corporation, to Snow Corporation, an associate of the Group. The transferred camera application business includes services such as B612, LINE Camera, Foodie and Looks.

The Group acquired 208,455 newly issued common shares of Snow Corporation in exchange for the camera application business. The number of common shares newly issued by Snow Corporation was determined based on the ratio of the fair value of the camera application business transferred as well as the cash and cash equivalent comparing to the enterprise value of Snow Corporation. As a result of this transaction, the Group’s ownership of Snow Corporation increased from 25.0% to 48.6%. The Group continues to account for its ownership in Snow Corporation using the equity method. Also, as a result of this transaction, NAVER’s ownership of Snow Corporation decreased from 75.0% to 51.4%.

The common shares of Snow Corporation received in exchange for the camera application business are measured and recorded at fair value. The fair value of the common shares is measured based on the fair value of the camera application business which is estimated using the discounted cash flow method. The assets and liabilities of the camera application business transferred to Snow Corporation are presented below.

(In millions of yen )
Current assets	603
Cash and cash equivalents	581
Other current assets	22
Non-current assets	71
Current liabilities	(133)
Non-current liabilities	(334)

Net assets transferred	207

Consideration received in exchange for the transfer of camera application business	10,651

Gain on transfer of business(1)	10,444

(1)	This amount is included in “Other operating income” in the Group’s Interim Condensed Consolidated Statement of Profit or Loss.

Material non-cash transactions

(1) Acquisition of treasury shares by issuance of common shares

In conjunction with the introduction of the Employee Stock Ownership Plan (J-ESOP), which has been resolved at board of directors’ meeting held at June 26, 2017, the Company has issued 1,007,810 of common shares to Trust & Custody Services Bank, Ltd. (Trust E), and payment process has completed on July 18, 2017. The Company’s share held by the trust is accounted for treasury shares in the Interim Condensed Consolidated Statement of Financial Position.

As a result, the amounts of share capital, share premium, and treasury shares as of September 30, 2017 were increased by 2,000 million yen, 2,000 million yen and 4,000 million yen, respectively.

(2) Acquisition of interest in subsidiaries by debt equity swap

On June 19, 2017, the Group provided loan to NextFloor Corporation. (“NextFloor”) for the amount of 1,976 million yen. Subsequently, on July 24, 2017, the all of the loan was converted into common share of NextFloor through the process of acquiring 51.0% interests of NextFloor. Refer to Note 16. Business Combinations for further details.

For the nine-month period ended September 30, 2018

Loss of control over LINE Mobile Corporation

LINE Mobile Corporation issued new shares to SoftBank Corp. through a third party allotment in April 2018. As a result, the Group’s ownership of LINE Mobile Corporation has decreased from 100.0% to 49.0%, resulting in LINE Mobile Corporation, previously a subsidiary of the Group, to be accounted for as an associate under the equity method. The assets and liabilities pertaining to LINE Mobile Corporation after deconsolidation and the gain recognized due to the loss of control of the subsidiary are presented below.

(In millions of yen)

Current assets	2,646
Cash and cash equivalents(1)	1,113
Trade and other receivables	1,277
Inventories	48
Other current assets	208
Non-current assets	270
Current liabilities	(4,083)
Non-current liabilities	(1)

Subtotal	(1,168)

Fair value of shares owned by the Group	8,326

Gain on loss of control of subsidiaries and business(2)	9,494

(1)	This amount is included in “Gain on loss of control of subsidiaries and business” in the Group’s Interim Condensed Consolidated Statement of Cash Flows.
(2)	Gain on loss of control of subsidiaries and business is included as Other operating income for the nine-month period ended September 30, 2018.

Material non-cash transactions

(1) Acquisition of treasury shares by issuing of new shares

According to the resolution at the meeting of the board of directors on April 9, 2018 regarding execution of additional trust for Employee Stock Ownership Plan (J-ESOP), the Company additionally issued 1,172,332 of common shares to Trust & Custody Services Bank, Ltd. (Trust E) (the “Trust Bank”) through a third party allotment and completed payment procedures for the issuance on April 25, 2018. The shares of the Company held by the Trust Bank are recorded as the treasury shares on the Interim Condensed Consolidated Financial Statements.

As a result, the total amount of share capital, share premium, and treasury shares respectively increased by 2,500 million yen, 2,500 million yen and 5,000 million yen during the nine-month period ended September 30, 2018.

10.	Revenue from contracts with customers

The Group has recognized the following amounts relating to revenue in the Interim Condensed Consolidated Statement of Profit or Loss for the nine-month period ended September 30, 2018:

(In millions of yen)
2018
Revenue from contracts with customers
Revenue(1)	151,211
Other operating income: virtual credits breakage income	212

151,423
Revenue from other sources
Other operating income(2)	11,010

(1)	Refer to Note 4. Segment Information for further details of revenue per segment.
(2)	Refer to Note 9. Supplemental Cash Flow Information and Note 17. Principal Subsidiaries for major items in other operating income.

Trade and other receivables, contract assets and liabilities:

	(In millions of yen)
	January 1, 2018	September 30, 2018
Trade and other receivables	41,663	40,303
Contract assets(1)	437	306
Contract liabilities
Unsatisfied performance obligations(2)	12,778	13,161
Virtual credits(3)	11,201	12,123

Total contract liabilities	23,979	25,284

(1)

Contract assets mainly consists of transactions related to the advertising contracts in which the revenues from these transactions are recognized over time by measuring the progress towards completion of satisfaction of the performance obligations.

(2)	Unsatisfied performance obligations will be fulfilled within a year.
(3)	The timing of transfer of goods or services related to virtual credits is determined at the customer’s discretion.

Revenue recognized during the nine-month ended September 30, 2018, in relation to contract liabilities which were outstanding as of January 1, 2018 are as follow:

(In millions of yen)
September 30, 2018
Unsatisfied performance obligation	10,742
Virtual credits	9,265

The Group recorded 3,923 million yen of contract costs as of September 30, 2018 in the Interim Condensed Consolidated Statement of Financial Position and amortization expenses of such assets during the nine-month period ended September 30, 2018 was 2,133 million yen.

11.	Discontinued Operations

On February 12, 2016, the board of directors approved the abandonment of the MixRadio segment. The operation of the MixRadio business was classified as a discontinued operation on March 21, 2016, when the abandonment took effect.

The aggregated results of the discontinued operations for the nine-month periods ended September 30, 2017 and 2018 are presented below.

	(In millions of yen)
	2017	2018
Revenues	—	11
Expenses	(17)	(6)

(Loss)/profit before tax from discontinued operations	(17)	5
Income taxes on disposal(1)	6	(2)

(Loss)/profit for the period from discontinued operations (attributable to the shareholders of the Company)	(11)	3

(1)

The income taxes on disposal for the nine-month periods ended September 30, 2017 and 2018 are mainly due to the deductible temporary difference arising from the investment in MixRadio Limited, which incurred loss during the period.

The aggregated cash flow information for the discontinued operations for the nine-month periods ended September 30, 2017 and 2018 are presented below.

	(In millions of yen)
	2017	2018
Operating	(104)	9
Investing	—	—
Financing	—	—

Net cash outflow	(104)	9

12.	Earnings per Share

The profit or loss for the period and the weighted average number of shares used in the calculation of earnings per share are as follows:

For the nine-month period ended September 30

(In millions of yen, except number of shares)
	2017	2018
Profit/(loss) for the period attributable to the shareholders of the Company from continuing operations	12,085	(6,071)
(Loss)/profit for the period attributable to the shareholders of the Company from discontinued operations	(11)	3

Total profit/(loss) for the period attributable to the shareholders of the Company for basic and diluted earnings per share	12,074	(6,068)

Weighted average number of total common shares	219,454,045	239,529,680
Weighted average number of total treasury shares	(275,860)	(1,584,573)

Weighted average number of common shares for basic earnings per share(1)	219,178,185	237,945,107

Effect of dilution:
Stock options	17,987,524	—
Employee Stock Ownership Plan (J-ESOP)	41,135	—
Convertible bonds with stock acquisition rights	—	—

Weighted average number of total common shares adjusted for the effect of dilution	237,206,844	237,945,107

For the three-month period ended September 30

(In millions of yen, except number of shares)
	2017	2018
Profit/(loss) for the period attributable to the shareholders of the Company from continuing operations	1,805	(8,976)
Loss for the period attributable to the shareholders of the Company from discontinued operations	(4)	(4)

Total profit/(loss) for the period attributable to the shareholders of the Company for basic and diluted earnings per share	1,801	(8,980)

Weighted average number of total common shares	220,708,949	240,205,271
Weighted average number of total treasury shares	(812,750)	(2,007,172)

Weighted average number of common shares for basic earnings per share(1)	219,896,199	238,198,099
Effect of dilution:
Stock options	17,377,802	—
Employee Stock Ownership Plan (J-ESOP)	39,709	—
Convertible bonds with stock acquisition rights	—	—

Weighted average number of total common shares adjusted for the effect of dilution	237,313,710	238,198,099

In calculating diluted earnings per share, share options and other potential shares are taken into account where their impact is dilutive.

Potential common shares used in the calculation of diluted earnings per share for the nine-month period ended September 30, 2017, included Stock options and Employee Stock Ownership Plan (J-ESOP), representing 22,678,569 shares which were outstanding as of September 30, 2017 as they had a dilutive impact on profit per share from continuing operations.

Potential common shares used in the calculation of diluted earnings per share for the nine-month period ended September 30, 2018, included Stock options, Employee Stock Ownership Plan (J-ESOP) and Convertible bonds with stock acquisition rights, representing 24,084,802 shares which were outstanding as of September 30, 2018 as they had an anti-dilutive impact on profit per share from continuing operations.

13.	Fair Value Measurements

(1)	Fair value hierarchy

The Group referred to the levels of the fair value hierarchy for financial instruments measured at fair value on the Interim Condensed Consolidated Statement of Financial Position based on the following inputs:

•	Level 1 inputs are quoted prices in active markets for identical assets or liabilities.

•

Level 2 inputs are quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable, and inputs that are derived principally from or corroborated by observable market data by correlation or other means.

•

Level 3 inputs are derived from valuation techniques in which one or more significant inputs or value drivers are unobservable, which reflect the reporting entity’s own assumptions that market participants would use in establishing a price.

Transfers between levels of the fair value hierarchy are recognized as if they have occurred at the beginning of the reporting period.

(2)	Fair value measurements by fair value hierarchy

Assets and liabilities measured at fair values on a recurring basis in the Interim Condensed Consolidated Statement of Financial Position as of December 31, 2017 and September 30, 2018 are as follows:

(In millions of yen)

December 31, 2017	Level 1	Level 2	Level 3	Total
Financial assets at fair value through profit or loss
Conversion right and redemption right of preferred stock	—	—	1,862	1,862
Available-for-sale financial assets
Listed equity investments	1,574	—	—	1,574
Private equity and other financial instruments	—	—	13,820	13,820

Total	1,574	—	15,682	17,256

Financial liabilities at fair value through profit or loss
Put option liabilities	—	—	486	486

Total	—	—	486	486

(In millions of yen)
September 30, 2018	Level 1	Level 2	Level 3	Total
Financial assets at fair value through profit or loss	—	—	10,414	10,414
Financial assets at FVOCI
Equity instruments	952	—	12,890	13,842
Debt instruments	—	15,506	—	15,506

Total	952	15,506	23,304	39,762

Financial liabilities at fair value through profit or loss
Put option liabilities	—	—	260	260

Total	—	—	260	260

There have been no transfers among Level 1 and Level 2 during the fiscal year ended December 31, 2017 and nine-month period ended September 30, 2018, except for the transfer from Level 1 to Level 3 as described in (3) below.

(3)	Reconciliations from the opening balance to the closing balance of financial instruments categorized within Level 3 are as follows:

(In millions of yen)

	2017		2018
	Private equity investments and other financial instruments	Conversion right and redemption right of preferred stock	Private equity investments and other financial instruments	Put option liabilities
Fair value as of January 1(1)	12,795	325	15,682	(486)
Total gain for the period:
Included in profit or loss(2)	258	470	169	(3)
Included in other comprehensive income(3)	1,017	—	(319)	—

Comprehensive income/(loss)	1,275	470	(150)	(3)
Purchases	2,795	90	8,228	(16)
Sales	(449)	—	(113)	240
Return of capital	(31)	—	—	—
Increase due to business combinations	602	—	—	—
Others	—	—	(38)	(3)
Transfers in(4)	326	—	—	—
Effect of exchange rate changes	160	6	(305)	8

Fair value as of September 30	17,473	891	23,304	(260)

(1)

This amount includes the conversion right and redemption right of preferred stock with fair values of 1,862 million yen recorded as of December 31, 2017. Refer to Note 3. Significant Accounting Policies for further details.

(2)	This amount is included in “Other non-operating income” or “Other non-operating expenses” in the Group’s Interim Condensed Consolidated Statement of Profit or Loss.
(3)

This amount is included in “Net changes in fair value” of available-for-sale financial assets and of equity instruments at FVOCI in the Group’s Interim Condensed Consolidated Statement of Comprehensive Income.

(4)

During the nine-month period ended September 30, 2017, a company was delisted from a stock exchange in the US subsequent to our purchase of its equity securities. Accordingly, such equity investment was transferred from Level 1 to Level 3.

(4)	Valuation techniques and inputs

Assets and liabilities measured at fair value on a recurring basis in the Interim Condensed Consolidated Statements of Financial Position

Financial asset at fair value through profit or loss

Financial asset at fair value through profit or loss categorized within Level 3 primarily consist of private equity investment funds as well as preferred stocks with conversion or redemption rights. Conversion right and redemption right of preferred stock are measured at fair value using a binomial option pricing model as of December 31, 2017 and September 30, 2018. Private equity investment funds are measured at fair value based on net asset value and preferred stocks are measured at fair value either based on the most recent transactions, the market approach, or the discount cash flow model as of September 30, 2018.

Below is the quantitative information regarding the valuation technique and significant unobservable inputs used in measuring the fair value of financial asset at fair value through profit or loss classified as Level 3:

Valuation technique	Significant unobservable input	December 31, 2017	September 30, 2018
Market approach - market comparable companies	EBITDA multiple	—	10.5
	Revenue multiple	—	1.4 - 2.5
Discount cash flow model	Discount rate	—	13.8%
	Growth rate	—	1.0%
Binomial option pricing model	Comparable listed companies’ average historical volatility	46.0% - 49.2%	49.7% - 51.4%
	Discount rate	2.5%	2.3%

A significant increase (decrease) in the EBITDA, revenue multiple and growth rate would result in a higher (lower) fair value of the preferred stocks, while a significant increase (decrease) in the discount rate would result in a lower (higher) fair value of the preferred stocks.

A significant increase (decrease) in the comparable listed companies’ average historical volatility would result in a higher (lower) fair value of the conversion right and redemption right of preferred stock, while a significant increase (decrease) in the discount rate would result in a lower (higher) fair value of the conversion right and redemption right of preferred stock.

Put option liabilities

The put option liabilities are options written on shares of subsidiaries, associates, and investments. Such put option liabilities are measured at fair value using mainly option pricing model or the Monte Carlo simulation. Below is the quantitative information regarding the valuation techniques and significant unobservable inputs used in measuring the fair value of certain put option liabilities:

Valuation technique	Significant unobservable input	December 31, 2017	September 30, 2018
Option pricing model	Comparable listed companies’ average historical volatility	45.0%	41.6% - 42.8%
	Discount rate	4.3%	1.9% - 2.4%
Monte Carlo simulation	Comparable listed companies’ average historical volatility	41.4% - 49.2%	45.7% - 49.7%
	Discount rate	2.5%	2.3% - 2.4%

A significant increase (decrease) in the comparable listed companies’ average historical volatility would result in a higher (lower) fair value of the put option liabilities, while a significant increase (decrease) in the discount rate would result in a lower (higher) fair value of the put option liabilities.

Financial assets at fair value through other comprehensive income

Financial assets at fair value through other comprehensive income categorized within Level 2 mainly consist of bond securities. Bond securities are measured at fair value as of September 30, 2018, mainly based on the discount cash flow model, and the observable inputs to use for such measurement are based on the assumed interest rates applicable if a similar debt instrument was newly acquired.

Financial assets at fair value through other comprehensive income categorized within Level 3 mainly consist of unlisted equity securities. Unlisted equity securities are measured at fair value either based on the market approach or the discount cash flow model as of September 30, 2018. Below is the quantitative information regarding the valuation techniques and significant unobservable inputs used in measuring the fair value of certain unlisted equity securities:

Valuation technique	Significant unobservable input	December 31, 2017	September 30, 2018
Market approach - market comparable companies	EBITDA multiple	—	10.5
	EBIT multiple	—	—
	Revenue multiple	—	0.6 - 7.8
	Liquidity discount	—	30.0%
Discount cash flow model	Discount rate	—	13.8%
	Growth rate	—	1.0%

A significant increase (decrease) in the EBITDA, EBIT, revenue multiple, and growth rate would result in a higher (lower) fair value of the unlisted equity securities, while a significant increase (decrease) in the liquidity discount and discount rate would result in a lower (higher) fair value of the unlisted equity securities.

Available-for-sale financial assets

Available-for-sale financial assets categorized within Level 3 mainly consist of unlisted equity securities and private equity investment funds. Private equity investment funds were measured at fair value based on net asset value as of December 31, 2017. Unlisted equity securities are measured at fair value either based on the most recent transactions, the market approach and option pricing model, or the discount cash flow model. Below is the quantitative information regarding the valuation techniques and significant unobservable inputs used in measuring the fair value of certain unlisted equity securities:

Valuation technique	Significant unobservable input	December 31, 2017	September 30, 2018
Market approach - market comparable companies	EBITDA multiple	11.6 - 12.8	—
	EBIT multiple	11.4 - 19.3	—
	Revenue multiple	1.4 - 6.2	—
	Liquidity discount	30%	—
Option pricing model	Comparable listed companies’ average historical volatility	49.7% - 76.2%	—
	Discount rate	(0.1%) - 2.6%	—
Discount cash flow model	Discount rate	12.8% - 13.0%	—
	Growth rate	1.0% - 2.0%	—

A significant increase (decrease) in the EBITDA, EBIT, revenue multiple and growth rate would result in a higher (lower) fair value of the unlisted equity securities, while a significant increase (decrease) in the liquidity discount, comparable listed companies’ average historical volatility, and discount rate would result in a lower (higher) fair value of the unlisted equity securities.

The valuation techniques and the valuation results of the Level 3 financial assets, including those performed by the external experts, were reviewed and approved by the management of the Group.

14.	Share-Based Payments

The Group has stock option incentive plans for directors and employees.

(1)	Stock Option Plan

For the stock options granted during the years ended December 31, 2013, 2014, and 2015, each stock option represents the right to purchase 500 common shares at a fixed price for a defined period of time. For the stock options granted during the year ended December 31, 2017, each stock option represents the right to purchase 100 common shares at a fixed price for a defined period of time. The exercise price of stock options, which were granted during the year ended December 31, 2013 was 344 yen, whereas that of those options, which were granted during the years ended December 31, 2014 and 2015 was 1,320 yen. The exercise price of stock options granted during the year ended December 31, 2017 was 4,206 yen.

The fair value of stock options is determined using the Black-Scholes model, a commonly accepted stock option pricing method. Stock options granted during the years ended December 31, 2013, 2014, and 2015 vest after two years from the grant date and are exercisable for a period of eight years from the vesting date. Stock options granted during the year ended December 31, 2017 vest 25% of stock options per year over a period of four years from the grant date and are exercisable from the vesting date until July 18, 2027.

Conditions for vesting and exercise of the stock options require that those who received the allotment of stock options continue to be employed by the Group from the grant date to the vesting date, and from the grant date to the exercise date, respectively, unless otherwise permitted by the board of directors.

i.	Movements during the nine-month period ended September 30, 2018

The following table illustrates the number and weighted average exercise prices (“WAEP”) of, and movements in, outstanding Common Stock Options on a per-common-share basis during the period:

	Common Stock Options
	Number (shares)	WAEP (yen per share)
Outstanding at January 1, 2018	5,577,000	2,421
Granted during the period	—	—
Forfeited during the period	(888,500)	4,190
Exercised during the period(1)	(632,500)	1,199
Expired during the period	—	—

Outstanding at September 30, 2018	4,056,000	2,224

Exercisable at September 30, 2018	2,928,900	1,462

(1)	The weighted average share price at the date of exercise of these options was 4,475 yen.

ii.	The exercise price and the number of shares for options outstanding as of September 30, 2018 are as follows:

Grant dates	Exercise price (yen)	Number (Shares)
December 17, 2013	344	596,500
February 8, 2014	1,320	681,500
August 9, 2014	1,320	164,500
November 1, 2014	1,320	126,000
February 4, 2015	1,320	1,015,000
July 18, 2017	4,206	1,472,500

The weighted average remaining contractual life for the stock options outstanding as of September 30, 2018 was 6.9 years.

iii.

The Group has recognized 1,132 million yen and 473 million yen of share-based compensation expenses in the Interim Condensed Consolidated Statement of Profit or Loss for the nine-month periods ended September 30, 2017 and 2018, respectively.

(2)	Equity-settled Employee Stock Ownership Plan (J-ESOP)

The Group has a Group policy, the Regulations on Stock Compensation, which regulates an incentive for the employees in line with the stock price movement and for the purpose of securing excellent human resources and their long-term success.

In accordance with the Regulations on Stock Compensation, the Group has granted points equivalent to 262,069 shares, 26,946 shares and 260,133 shares to the employees of the Group on July 18, 2017, January 1, 2018 and July 20, 2018, respectively. The points vest once the employees who received the points satisfy the conditions under the Regulations on the Stock Compensation. As the points vest, the trust grants the Company’s shares equivalent to the number of points, which the trust owns, to the employees of the Company and its domestic subsidiary.

Under the Regulations on Stock Compensation, the employees granted the points on July 18, 2017 are required to be employed by the Group until the vesting dates, which are set between April 1, 2018 and April 1, 2020. The employees granted the points on January 1, 2018 are required to be employed by the Group until the vesting dates, which are set between October 1, 2018 and October 1, 2020 and the employees granted the points on July 20, 2018 are required to be employed by the Group until the vesting dates, which are set between April 1, 2019 and April 1, 2021

i.	Movements during the nine-month period ended September 30, 2018

The following table illustrates the movements in outstanding points during the nine-month period ended September 30, 2018:

J-ESOP (Equity-settled)
Number (Points(1))
Outstanding at January 1, 2018	251,302
Granted during the period	287,079
Forfeited during the period	(20,143)
Exercised during the period	(50,008)
Expired during the period	—

Outstanding at September 30, 2018	468,230

Exercisable at September 30, 2018	4,076

(1)	One point is equal to one share.

ii.

The Group’s J-ESOP does not have an exercise price as the employees receive the number of shares equivalent to the points, and the weighted average remaining contractual life as of September 30, 2018 was 1.2 years.

iii.	The fair value of the points issued on July 20, 2018 was the share price of the day the points were granted, 5,130 yen.

iv.	The expenses recognized in connection with share-based payments during the nine-month periods ended September 30, 2017 and 2018 are 141 million yen and 580 million yen, respectively.

(3)	Cash-settled Employee Stock Ownership Plan (J-ESOP)

In accordance with the Regulations on Stock Compensation, the Group has granted points equivalent to 567,056 shares, 58,660 shares and 543,733 shares to the employees of the Group on July 18, 2017, on January 1, 2018 and on July 20, 2018, respectively. The points vest once the employees who received the points satisfy the conditions under the Regulations on the Stock Compensation. As the points vest, the trust sells the shares of the Company which are equivalent to the number of points in the market and distributes the cash obtained from the transaction to the employees.

Under the Regulations on Stock Compensation, the employees granted the points on July 18, 2017 are required to be employed by the Group until the vesting dates, which are set between April 1, 2018 and April 1, 2020. The employees granted the points on January 1, 2018 are required to be employed by the Group until the vesting dates, which are set between October 1, 2018 and October 1, 2020. Moreover, the employees granted the points on July 20, 2018 are required to be employed by the Group until the vesting dates, which are set between April 1, 2019 and April 1, 2021.

i.	Movements during the nine-month period ended September 30, 2018

The following table illustrates the movements in outstanding points during the nine-month period ended September 30, 2018:

J-ESOP (Cash-settled)
Number (Points(1))
Outstanding at January 1, 2018	533,502
Granted during the period	602,393
Forfeited during the period	(94,672)
Exercised during the period	(125,200)
Expired during the period	—

Outstanding at September 30, 2018	916,023

Exercisable at September 30, 2018	1,747

(1)	One point is equal to one share.

ii.

The Group’s J-ESOP does not have an exercise price as the employees receive the amount of cash equivalent to the points, and the weighted average remaining contractual life as of September 30, 2018 was 1.4 years.

iii.	The fair value of the points granted on July 20, 2018 as of the grant date and September 30, 2018 as the end of the interim reporting period were 5,130 yen and 4,800 yen, respectively.

iv.	The expenses recognized in connection with share-based payments during the nine-month periods ended September 30, 2017 and 2018 are 324 million yen and 1,052 million yen, respectively.

v.

The Group has respectively recognized 787 million yen of current liabilities and 712 million yen of non-current liabilities associated with Cash-settled J-ESOP in the Interim Condensed Consolidated Statement of Financial Position as of September 30, 2018, whereas 400 million yen of current liabilities and 434 of non-current liabilities as of December 31, 2017.

vi.	The liabilities regarding the points vested but not yet paid as of September 30, 2018 was 13 million yen, whereas the points vested as of December 31, 2017 was nil.

15.	Related Party Transactions

The following tables provides the total amount of related party transactions entered into during the nine-month periods ended September 30, 2017 and 2018, as well as balances with related parties as of December 31, 2017 and September 30, 2018.

(1)	Significant related party transactions during the nine-month period ended September 30, 2017, and outstanding balances with related parties as of December 31, 2017, are as follows:

(In millions of yen)

Relationship	Name	Transaction	Transaction amount	Outstanding receivable/ (payable) balances(3)
Parent company	NAVER	Advertising service(1)	412	108
Subsidiary of parent company	NAVER Business Platform Corp.(2)	Operating expenses	6,291	(976)
Associate of the Group	Snow Corporation	Transfer of camera application business(4)	10,651	—

(1)

LINE Plus Corporation and NAVER entered into an agreement for exchange of services in which LINE Plus Corporation provides advertising services via the LINE platform and the right to use certain LINE characters in exchange for NAVER’s advertising services for LINE Plus Corporation via NAVER’s web portal. The Group generated advertising revenues of 412 million yen in connection with the advertising services provided by NAVER for the nine-month period ended September 30, 2017.

(2)	This subsidiary of NAVER provided IT infrastructure services and related development services to the Group
(3)	The receivable and payable amounts outstanding are unsecured and will be settled in cash.
(4)

In May 2017, LINE Plus Corporation transferred its camera application business to Snow Corporation. In exchange of the transfer of the business, LINE Plus Corporation received 208,455 newly issued common shares of Snow Corporation, and the transaction amount represents the fair value of the newly issued common shares received on the transaction date. Refer to Note 9. Supplemental Cash Flow Information for further details.

(2)	Significant related party transactions during the nine-month period ended September 30, 2018 and outstanding balances with related parties as of September 30, 2018, are as follows:

(In millions of yen)

Relationship	Name	Transaction	Transaction amount	Outstanding receivable/ (payable) balances(3)
Parent company	NAVER	Advertising service(1)	475	153
Subsidiary of parent company	NAVER Business Platform Corp.(2)	Operating expenses	6,392	(991)

(1)

LINE Plus Corporation and NAVER entered into an agreement for exchange of services in which LINE Plus Corporation provides advertising services via the LINE platform and the right to use certain LINE characters in exchange for NAVER’s advertising services for LINE Plus Corporation via NAVER’s web portal. The Group generated advertising revenues of 475 million yen in connection with the advertising services provided to NAVER for the nine-month period ended September 30, 2018.

(2)	This subsidiary of NAVER provided IT infrastructure services and related development services to the Group.
(3)	The receivable and payable amounts outstanding are unsecured and will be settled in cash.

(3)	The total compensation of key management personnel for the nine-month periods ended September 30, 2017 and 2018 are as follows:

	(In millions of yen)
	2017	2018
Salaries (including bonuses)	554	698
Share-based payments(1)	679	646

Total	1,233	1,344

(1)	Refer to Note 14. Share-Based Payments for further details.

Key management personnel include directors and corporate auditors of the Company.

16.	Business Combinations

Acquisition for the nine-month period ended September 30, 2017

Acquisition of NextFloor Group

On July 24, 2017, the Group acquired 51.0% of the voting shares of NextFloor, an unlisted company based in Korea, specializing in developing and publishing smartphone games. As a result of the acquisition, the Group obtained control, and NextFloor and its subsidiaries (“NextFloor Group”) became consolidated subsidiaries of the Group. The Group acquired NextFloor for the purpose of acquiring an organizational structure to develop and operate mainly middle core game contents. The valuation of the fair values of the assets acquired and the liabilities assumed was completed in the fourth quarter of 2017 and remained unchanged as compared the preliminary assessment at the time of acquisition.

Assets acquired and liabilities assumed

The identifiable assets and liabilities of NextFloor Group, which are measured at fair value as of the date of acquisition except for limited exceptions in accordance with IFRS, were as follows:

(In millions of yen)
Fair value recognized on acquisition
Assets
Cash and cash equivalents	1,946
Trade receivables, net	335
Other financial assets, current	307
Other financial assets, non-current	754
Property and equipment	145
Intangible assets
Software	153
Publishing rights	1,640
Other intangible assets	277
Investment in associates	805
Other assets	320

6,682

Liabilities
Trade and other payable	404
Other financial liabilities, current	123
Other financial liabilities, non-current	63
Deferred tax liabilities	391
Other liabilities	264

1,245

Total identifiable net assets at fair value	5,437

Non-controlling interest	(2,664)
Goodwill	3,154

Total consideration	5,927

All consideration was paid in cash except for the loan receivables of 1,976 million yen from the Group to NextFloor, which was converted into the common shares of NextFloor. The fair value of the trade receivables was 335 million yen. The gross contractual amounts of the trade receivables were not materially different from the fair value determined as part of the purchase price allocation.

Non-controlling interest in the acquiree that are present ownership interests and entitle their holders to a proportionate share of the entity’s net assets in the event of liquidation are measured at the present ownership instruments’ proportionate share in the recognized amounts of the acquiree’s identifiable net assets at the acquisition date.

Goodwill of 3,154 million yen represented the value of expected synergies arising from the acquisition and was allocated entirely to the LINE business and portal segment. None of the goodwill recognized was expected to be deductible for income tax purposes.

From the date of acquisition, NextFloor Group had contributed 300 million yen to the revenue of the Group and had reduced profit before tax from continuing operations of the Group by 250 million yen for the nine-month period ended September 30, 2017. If the combination had taken place on January 1, 2017, revenue for the Group from continuing operations would have been 122,171 million yen and the profit before tax from continuing operations for the Group would have been 19,770 million yen for the nine-month period ended September 30, 2017.

Transaction costs of 18 million yen have been expensed and are included in “Other operating expenses” in the Interim Condensed Consolidated Statement of Profit or Loss for the nine-month period ended September 30, 2017.

(In millions of yen)
Analysis of cash flow on acquisition:
Total consideration related to the acquisition	(5,927)
Debt equity swap	1,976
Net cash and cash equivalents acquired at the acquisition date	1,946

Net cash flow on acquisition (included in cash flows from investing activities)	(2,005)

Acquisition for the nine-month period ended September 30, 2018

There was no significant business combination, individually or in aggregate during this period.

17.	Principal Subsidiaries

Information on subsidiaries

The table below includes subsidiaries which were newly consolidated during the nine-month period ended September 30, 2018, and subsidiaries in which the Company’s percentage of ownership changed during such period:

			Percentage of ownership
Name	Primary business activities	Country of incorporation	December 31, 2017	September 30, 2018
LINE Financial Corporation(1)	Financial related services	Japan	—	100.0%
LVC Corporation	Financial related services	Japan	—	100.0%
LINE Mobile Corporation(2)	Mobile virtual network operator	Japan	100.0%	49.0%
LINE Part Time Job, Ltd.(3)	Job listing	Japan	49.0%	60.0%
LINE Ventures Global Limited Liability Partnership	Foreign investment	Japan	—	100.0%
LINE Ventures Japan Limited Liability Partnership	Domestic investment	Japan	—	100.0%
LINE Digital Frontier Corporation(4)	Software development	Japan	—	70.0%
Line Biz+ Taiwan Limited(5)	Payment service	Taiwan	100.0%	70.0%
LINE Games Corporation(6)	Game Development and Publishing	Korea	51.0%	73.5%

(1)

As a result of the capital injection executed in April 2018, LINE Financial Corporation became a specified subsidiary as its amount of share capital is equivalent to 10% of the Company’s capital amount.

(2)

The third-party allotment to SoftBank Corp. by LINE Mobile Corporation was executed in April, 2018. As a result, the share of the Group decreased from 100.0% to 49.0%, resulting in Line Mobile Corporation to be accounted for as an associate under the equity method. The Group recorded Gain on loss of control of subsidiaries in the amount of 9,494 million yen in Other operating income for the nine-month period ended September 30, 2018, as a result of re-evaluation of the Group’s investment in the Line Mobile Corporation, based on the fair value as of the day when the Group lost the control over this subsidiary.

(3)	The Group acquired additional shares of LINE Part Time Job, Ltd. (formerly AUBE Ltd.,) in April 2018 and obtained 60.0% of ownership interest in this subsidiary.
(4)

The Company established LINE Digital Frontier Corporation and transferred its LINE Manga business and LINE Comics business to LINE Digital Frontier Corporation in July 2018. Subsequently, the third-party allotment to NAVER WEBTOON Corporation by LINE Digital Frontier Corporation was executed in August 2018. As a result, the share of the Group decreased from 100.0% to 70.0%.

(5)

The third-party allotment to Taipei Fubon Bank Co., Ltd. and Union Bank of Taiwan by Line Biz+ Taiwan Limited was executed in September 2018. As a result, the share of the Group decreased from 100.0% to 70.0%.

(6)

NextFloor Corporation. merged with LINE Games Corporation and NextFloor Basement Lab Corporation., and simultaneously changed its name to LINE Games Corporation in August 2018. As a result of this organization restructuring within the Group, the share of the Group to LINE Games Corporation (formerly NextFloor Corporation.) became 73.5% where the denominator excluded treasury shares of LINE Games Corporation. The share of the Group to this subsidiary is 57.6% if the denominator includes the treasury shares.

Ultimate parent company of the Group

The ultimate parent company of the Group is NAVER, which is domiciled in Korea and listed on the Korea Stock Exchange.

18.	Investments in Associates and Joint Ventures

Investment in Folio Co., Ltd.

In January 2018, the Group acquired 41.4% interest in Folio Co., Ltd. to operate Folio Co., Ltd.’s online trading service and to develop technologies together. The Group’s carrying amount of the investment in this associate was 5,352 million yen as of September 30, 2018.

Third-party allotment by RABBIT-LINE PAY COMPANY LIMITED

In March 2018, RABBIT-LINE PAY COMPANY LIMITED, a joint venture of the Group, issued its new shares to a third-party. As a result, the share of the Group decreased from 50.0% to 33.3%, and the Group recorded the dilution gain of 268 million yen due to the third-party allotment. The Group’s carrying amount of the investment in this joint venture was 2,106 million yen as of September 30, 2018.

Third-party allotment by Snow Corporation

In March 2018, Snow Corporation, an associate of the Group, issued its new shares to NAVER, and NAVER injected 4,886 million yen of additional capital to Snow Corporation through the allotment. As a result, the share of the Group decreased from 45.0% to 40.7%, and the Group recorded the dilution gain of 969 million yen due to the third-party allotment. The Group’s carrying amount of investment in this associate was 9,607 million yen as of September 30, 2018.

Investment in K-Fund I

In January 2017, the Group and NAVER established K-Fund I, which invests in start-up companies conducted in internet related business in Europe. The Group’s and NAVER’s interests in this associate are 24.9% and 74.8%, respectively, as of September 30, 2018. The Group’s carrying amount of the investment in this associate was 2,559 million yen as of September 30, 2018.

Third-party allotment by LINE MUSIC Corporation

In May 2018, LINE MUSIC Corporation, an associate of the Group, issued its new shares to shareholders including the Company. As a result, the ownership interest in this associate increased from 33.4% to 36.7%. This transaction generated goodwill of 122 million yen due to the third-party allotment. The Group’s carrying amount of investment in this associate was 710 million yen as of September 30, 2018.

Investment in Venture Republic Inc.

In August 2018, the Group acquired 34.0% interest in Venture Republic Inc. to form a business alliance in travel service sector. The Group’s carrying amount of the investment in this associate was 1,682 million yen as of September 30, 2018.

19.	Other Operating Expenses

Other operating expenses in the nine-month period ended September 30, 2018, consist of various operating expenses, including 6,066 million yen for rent, 5,043 million yen of cost of goods, and 2,372 million yen for supply expenses compared to 4,386 million yen, 2,881 million yen and 1,691 million yen, respectively, in the nine-month period ended September 30, 2017. Rent and cost of goods increased mainly due to the expansion of businesses.

20.	Subsequent Events

Acquisition of shares of PT. Bank KEB Hana Indonesia

In order to acquire shares of PT. Bank KEB Hana Indonesia with its share capital of 2,450,000 million Indonesian rupiah, the Group executed the Share Subscription Agreement with PT. Bank KEB Hana Indonesia on October 26, 2018. In accordance with the Share Subscription Agreement, the Group plans to acquire the shares where their ownership ratio is to be equal to 20.0% of the PT. Bank KEB Hana Indonesia’s total number of outstanding shares.

The shares which the Group plans to acquire are newly issued through the third-party allotment by PT. Bank KEB Hana Indonesia. As the above transaction is subject to the applicable permissions and approvals from the Financial Services Authority of Indonesia, the timing for the completion of said transactions are undetermined.

As PT. Bank KEB Hana Indonesia is operating the banking business in Indonesia, the purpose of the acquisition is to promote the banking business in Indonesia. The group expects to have significant influence to PT. Bank KEB Hana Indonesia once the procedures regarding the third-party allotment complete, thus the investment of PT. Bank KEB Hana Indonesia is expected to be accounted for by the equity method.

2	Others

Not applicable.

B.	Information on guarantors

Not applicable.